UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 2

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Snipp Interactive Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

6708 Tulip Hill Terrace, Bethesda, MD 20816

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           52,452,638 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐

Accelerated filer  ☐

Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒ N/A ☐

Index to Exhibits on Page 75

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Snipp Interactive Inc.

Form 20-F/A Registration Statement

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INTRODUCTION

Snipp Interactive Inc. (“Snipp” or the “Company”) was incorporated in British Columbia under the Business Corporations Act (British Columbia) on January 21, 2010 under the name Alya Ventures Ltd. (“Alya”). The Company was originally classified as a Capital Pool Corporation ("CPC") and changed its name to Snipp Interactive Inc. after completion of its qualifying transaction through a reverse merger transaction with Consumer Impulse, Inc., a corporation incorporated under the laws of the State of Delaware on March 30, 2007.

BUSINESS OF SNIPP INTERACTVE INC.

Snipp Interactive is a technology company that develops and sells mobile-based promotions solutions and associated campaign services. These solutions consist of software applications combined with traditional marketing promotions, such as contests and rebates, which allow advertising agencies, brands and media to engage and interact with their customers utilizing their mobile devices. Snipp provides four main solution sets:

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Mobile Promotions and Loyalty Programs: A full range of turnkey mobile promotion solutions from text to win and sample programs all the way to sophisticated and full-fledged loyalty programs.

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Shopper Marketing & Receipt Processing: Snipp’s unique mobile processing application allows brands to execute any kinds of purchase related Shopper Marketing programs they wish to – without the need to coordinate with retailers, or for consumers to download an app.

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Mobile Sites and Apps: Snipp’s SiteBuilder application allows the company to create and deploy new mobile sites for brand campaigns easily and at scale.

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Augmented Reality: Snipp produces cutting edge augmented reality campaigns for leading brands around the world.

Snipp generates revenue by designing, constructing, implementing and managing these mobile solutions for its customers. Snipp is headquartered in Bethesda, MD, with international operations in Canada, Mexico and India.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

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PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Atul Sabharwal	President, CEO and Director	6708 Tulip Hill Terrace Bethesda, MD 20816

John D. Fauller	Chief Operating Officer	2266 North Prospect Ave, Suite 522, Milwaukee, WI 53202

Wilson (Andy) Bell	Chief Technology Officer	985 Worman Drive, King George, VA 22485

Jaisun Garcha	Chief Financial Officer	14873 80B Ave, Surrey, BC, V3S 7H4

Ritesh Bhavnani	Chairman and Director	6708 Tulip Hill Terrace Bethesda, MD 20816

Michael Dillon	Director	95 Steep Hill Rd Weston, CT 06883

Jim Santora	Director	1285 Avenue of the Americas, New York, NY 10019

Conrad Swanson	Director	888 - 700 West Georgia Street, Vancouver, BC, V7Y 1G5

The Company’s auditor is MNP LLP, Chartered Professional Accountants, 701 Evans Avenue, 8th Floor, Toronto, Ontario, Canada, M9C 1A3. MSCM was the Company’s auditor for fiscal 2012 prior to its merger with MNP LLP, Chartered Professional Accountants, in 2013. The Company’s prior auditor was Davidson & Company LLP, 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Snipp”, “Alya”, “Consumer Impulse”, “the Company”, “Issuer” and “Registrant” refer collectively to Snipp Interactive Inc., its predecessors and affiliates.

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SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended December 31, 2013 were derived from the financial statements of the Company which have been audited by MNP LLP, Chartered Professional Accountants, as indicated in its audit report which is included elsewhere in this Registration Statement. The financial data for the fiscal year ended December 31, 2012 was derived from the financial statements as audited by MSCM LLP, Chartered Accountants, which merged with MNP LLP, Chartered Professional Accountants, in 2013. The financial data for fiscal 2011, 2010 and 2009 have been derived from the financial statements of the Company as audited by Davidson & Company LLP, Chartered Accountants, which are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Under the merger agreement between Snipp and Consumer Impulse, Consumer Impulse is the purchaser and parent company for accounting purposes. Therefore, the financial information for the fiscal years 2011, 2010, and 2009, ended December 31, are taken from the financial statements of Consumer Impulse.

Table No. 2

Selected Financial Data

IFRS

(US$ in 000, except per share data)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009

Revenue	$762	$382	$870	$512	$379	$278	$154
Interest and Other Income	$202	$798	$906	($635)	$0	$7	($26)
Net Income (Loss)	($189)	$167	$76	($2,238)	($16)	($34)	$51
Total Comprehensive Income (Loss)	($181)	$67	($45)	($2,260)	($16)	($34)	$50
Basic and Diluted Loss Per Share	($0.00)	$0.00	$0.00	($0.05)	($0.01)	($0.02)	$0.03
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0

Working Capital (Deficit)	$384	$233	$266	$716	($37)	($21)	$13
Long-Term Debt	$0	$0	$0	$0	$0	$0	$0
Shareholder’s Equity (Deficit)	$401	($92)	$434	($366)	($37)	($21)	$13
Total Assets	$1,105	$630	$819	$1,117	$99	$55	$133

Weighted Avg. Shares	57,995	48,053	48,952	41,590	1,998	1,998	1,998
Shares outstanding at period end	58,803	48,053	52,453	48,053	1,998	1,998	1,998

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars ($).

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Statement of Capitalization and Indebtedness

Table No. 3

Capitalization and Indebtedness

	Amount Authorized	Amount Outstanding as of September 30, 2014

Common Shares	Unlimited	69,422,638
Preferred Shares	Unlimited Issuable in Series	None
Common Share Options	10,010,527	4,129,500
Common Share Purchase Warrants		20,843,688
Finder’s Unit Options		792,000
Capital Leases		Nil
Guaranteed Debt		Nil
Secured Debt		Nil

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature and level of development of the Company’s business. In particular, the following risk factors apply:

Risks Related to Our Business

The Company has a limited operating history.

The Company has a limited operating history and has limited revenues derived from operations.  The Company began business operations in 2007 and did not generate its first commercial revenues until 2008.  The Company’s focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  The Company may not be able to sustain long term profitability which would have a negative effect on the stock price.

The Company has limited marketing, sales and distribution experience.

The Company and its personnel have limited experience in the marketing and sales of the Company’s products and services. The Company intends to recruit a direct sales force that will require substantial resources and management attention. The Company may not be successful in developing its own marketing and sales force on a larger scale, which would have a negative effect on the Company’s operations and financial position.

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The Company may use acquisitions or other business transactions to expand its business and operations.

The promotions and mobile marketing industry is highly fragmented. The Company may, when and if the opportunity arises, acquire new or complementary products, technologies or businesses in the marketing and promotions industry. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which the Company has no or limited experience and the potential loss of key employees of the acquired company.  Even if such acquisitions are made, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect the Company’s operations and financial condition.

The Company has a significant number of competitors.

The mobile marketing industry is very competitive, and the Company completes with a substantial number of other companies, both public and private, who offer similar products and services. A number of these other companies have greater financial and personnel resources than the Company, and have greater sales and marketing experience. If these competitors are able to provide more cost-effective products than the Company, or if the Company’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, demand for the Company’s products will decline which will have a negative effect on the Company’s operations and financial condition.

Rapid technological change could make the Company’s products obsolete.

The mobile marketing industry is characterized by rapid technological growth and development. New developments in products, methods, technology or standards may negatively affect the development and sale of some or all of the products utilizing the Company’s products and technology, and may render them obsolete. New product development and/or modification is costly, requires significant research and development time and expense, and may not necessarily result in the successful commercialization of any new product. The Company must also adapt to changes in industry standards which will require modifications to existing products and applications, including the compatibility with communications networks and mobile operating systems. If the Company fails to invest sufficiently in research and product development, or is unsuccessful in its efforts to enhance, improve or modify its products, or to develop and introduce new products that incorporate new technologies that achieve market acceptance, it will have a negative effect on the Company’s operations and financial position.

The Company has a reliance on third-parties to support its operations.

The Company relies on certain technology services provided to it by third parties as an important component of its marketing campaign services. There can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, and be able to replace them in a cost effective manner, or at all. This would result in the Company’s inability to offer or complete certain of its marketing campaigns for clients, The Company may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all. This may have a negative effect on the Company’s operations and financial condition.

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The Company’s products face security risks.

The business of the Company faces certain security risks in several areas, including information technology, network and data. These risks include computer viruses, break-ins, cyber system attacks or other security problems which could lead to disruption or interruption of services to clients as well as misappropriation of proprietary or confidential information of the Company’s clients and consumer users. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company and expose the Company to potential liability, which would have a negative effect on the Company’s operations and financial condition.

Operations may be subject to changes in laws and regulations.

A number of new laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations may have a negative impact on the Company’s ability to deliver increasing levels of technological innovation, and will likely add to the cost of creating and delivering its products. Such changes may have a negative effect on the Company’s operations and financial condition.

Protection of the Company’s intellectual property rights is limited.

The Company’s technology, products and service offerings utilize a variety of proprietary rights that are important to its competitive position and success.  These proprietary rights are protected through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with the Company’s technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  The Company generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  The Company’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which may have a negative effect on the Company’s operations and financial position.

The Company’s products may be subject to litigation from third party intellectual property rights holders.

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  The Company’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with the Company’s ability to make or sell its own systems or provide its own services. Any litigation filed by third parties may result in the diversion of management’s attention from the Company’s business operations and require the expenditure of significant financial resources.

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International operations may be subject to additional risks associated with doing business in foreign countries.

The Company currently operates within the United States, Canada, Mexico, India and the Middle East, and the Company expects to do business in South America and potentially other parts of Asia and Europe.  As a result, it may face significant additional risks associated with doing business internationally.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. The Company may also be subject to such risks, including, but not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  The Company may face competition from local competitors that have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national  product, rate of inflation, market development,  rate of savings, and capital investment, resource  self-sufficiency  and  balance  of  payments  positions,  and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits. Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

The Company may be unable to fully comply with local and regional laws that may expose it to financial risk. When doing business in foreign countries, the Company may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may have a negative effect on the Company’s operations and financial condition.

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Risks Relating to the Financing of the Company

The Company has a history of operating losses and limited cash flow to sustain operations.

The Company historically has reported operating losses and negative operating cash flow from operations. The Company has incurred net operating losses of $830,879 in fiscal 2013 and $1,603,155 in fiscal 2012, and has an accumulated deficit of $2,201,752 since inception as of December 31, 2013. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its operational activities which would have a negative effect on the Company’s operations and financial condition.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company will require additional capital in order to fulfill its growth plans as well as for general and administrative expenses.  The Company’s growth plans are dependent upon the Company’s ability to obtain financing through the sale of common or preferred shares, debt financing, or other means. Such sources of financing may not be available on acceptable terms, if at all.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously. Failure to obtain such financing may result in the Company’s ability to expand its product offerings and operations, and have a negative effect on the Company’s operations and financial position.

Risks Relating to an Investment in the Securities of the Company

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Atul Sabharwal, Chairman Ritesh Bhavnani, Chief Operating Officer John Fauller, Chief Financial Officer Jaisun Garcha, and Chief Technology Officer Wilson (Andy) Bell. There is little possibility that this dependence will decrease in the near term. With the exception of the Consulting agreement with Atul Sabharwal, the Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. The Company carries no “Key Man” insurance on any of its management, and the loss of any of these individuals is likely to have a negative effect on the Company’s operations. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain the additional qualified personnel that may be required.

Certain officers and directors may have conflicts of interest.

The Company may contract with affiliated parties or other companies or members of management of the Company or companies that members of management own or control. These persons may obtain compensation and other benefits in transactions relating to the Company. Certain members of management of the Company will have other business activities other than the business of the Company. Although management intends to act fairly, there can be no assurance that the Company will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had the Company or any other company had been dealing with unrelated persons.

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The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

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As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

Description of Business

Introduction

Snipp’s executive office is located at:

6708 Tulip Hill Terrace

Bethesda, Maryland 20816

Telephone: (888) 997-6477

Website:  www.snipp.com

E-Mail: info@snipp.com

The Contact persons are Atul Sabharwal, Chief Executive Officer, and Jaisun Garcha, Chief Financial Officer.

Atul Sabharwal, Chief Executive Officer, provides office space to the Company.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SPN".

The authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As of September 30, 2014, the end of the most recent fiscal quarter, there were 69,422,638 common shares issued and outstanding, and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated in British Columbia under the Business Corporations Act (British Columbia) on January 21, 2010.

The Company presently has two wholly-owned subsidiaries.

•

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), a Delaware Corporation; and

•

Snipp Canada Inc., a Canada Corporation.

Currently, the Company develops and sells mobile-based promotions solutions and associated campaign services, primarily to publishers, advertising agencies and brands.

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History and Development of the Business

The Company was incorporated in British Columbia under the Business Corporations Act (British Columbia) on January 21, 2010 under the name “Alya Ventures Ltd.”. The Company was classified as a Capital Pool Company (“CPC”) and began trading on the TSX Venture Exchange under the symbol “ALY.P” on August 25, 2010. In the Company’s initial public offering, a total of 6,050,000 common shares were issued at a purchase price of C$0.10 per share for gross proceeds of C$605,000.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.  The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition which, if acquired, would provide the company with a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering. Once the IPO is completed, the company will use the net proceeds to seek and finance a business in order to complete its “Qualifying Transaction” (“QT”). Once a suitable asset or business has been identified, the CPC will attempt to negotiate an acquisition or participation in the asset or business. The management of the CPC will negotiate with the targeted acquisition regarding acquisition terms. The Board of Directors of the CPC will examine proposed acquisitions on the basis of business fundamentals before approving any proposed transaction.

From the date of listing on the TSX-V, the CPC has 24 months to complete its QT. If the CPC had not completed its QT in that timeframe, the CPC’s shares would be suspended from trading, and possibly face delisting, until such time as a QT has been approved and completed. The CPC may use cash, secured or unsecured debt, the issuance of securities, or a combination thereof, in order to finance its acquisition as its QT. Any QT is subject to approval by the majority of the minority shareholders of the CPC, approval from the TSX-V, and sponsorship of a TSX-V member firm. Trading in the CPC stock will initially be halted from trading before the announcement of a pending QT. The stock will remain halted until the Exchange has completed any preliminary background investigations into the proposed transaction and a sponsor firm has been retained.

All securities which will be held by Principals of the proposed post-QT issuer are required to be held in escrow. Shares will be released from escrow subject to a formula prescribed in the CPC Escrow Agreement which is subject to approval by the TSX-V. Once the QT is complete, the company will resume trading on the TSX-V under its new name and symbol.

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On November 18, 2011, the Company announced that it had entered into a definitive agreement with Consumer Impulse, Inc. (“Consumer Impulse”), a Delaware Corporation doing business as “Snipp”, to acquire a 100% interest in Consumer Impulse. Snipp is a provider of a full suite of mobile marketing services in the US and Canada to print publishers, advertising agencies, and corporations and consumer brands. Snipp generates its revenue from the design, construction, implementation and management of these mobile marketing services for customers. Under the agreement, the Company agreed to acquire Consumer Impulse through the issuance of 22,742,308 Alya common shares and 6,188,692 common stock warrants, with each warrant exercisable into one Alya share at a price of C$0.13 per share for a period of five years from closing. Concurrent with the transaction, the Company would close the private placement of 13,333,333 common stock units at a price of C$0.15 per unit for gross proceeds of C$2,000,000. Each Unit consists of one Share and one share purchase warrant entitling the holder to purchase one Share at an exercise price of C$0.22 per Share until March 1, 2013 and at an exercise price of C$0.27 until March 1, 2014. The transaction with Consumer Impulse is the Company’s “Qualifying Transaction” under TSX Venture Exchange rules and closed on March 1, 2012. For accounting purposes, the transaction was treated as a reverse takeover with Consumer Impulse as the acquirer and the Company’s financial statements reflecting Consumer Impulse’s history from its inception on March 30, 2007.

Following the closing of the Qualifying Transaction, the Company changed its name to “Snipp Interactive Inc.” and resumed trading on the TSX Venture Exchange under the new symbol “SPN” on March 6, 2012.

In May 2012, the Company announced an agreement with VirKet S.A. de C.V., a leading Mexican provider of digital marketing services, to establish a strategic partnership to offer mobile marketing solutions and associated campaign services in Mexico. The initial term of the agreement was for one year with an option for VirKet to extend for a second year and a right-of-first refusal for an extended exclusive license beyond the initial two year term.

In June 2012, the Company added its new mobile marketing technology, “QR in the Cloud”, to its Mobilize Me platform. The technology allows users to scan quick response (“QR”) codes without a smartphone or reader app.

In September 2012, the Company expanded its international operations to the Middle East, with its first campaigns in Kuwait, and in October 2012 the Company signed an agreement with VirKet S.A. de C.V. and Anuncios en Directorios, S.A. de C.V., Mexico’s leading yellow pages and multi-media advertising company to develop mobile solutions for their clients.

In October 2012, the Company launched its first receipt validation campaign with Arm & Hammer. Customers who purchased 2 boxes of Arm & Hammer Baking Soda could send in their receipts to qualify for a coupon from 1-800-FLOWERS.com.

In November of 2012 the company signed an agreement with eWinery and NXT wine to market its solutions to the wine industry in North America.

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The Company partnered with Meredith Corporation in November 2012 to launch an annual program that provided Meredith’s advertisers with customized mobile websites and allowed the reader to engage with the advertiser in a variety of ways. This program began in March 2013 with Meredith’s Midwest Living magazine utilizing the Company’s Mobile Site Builder application to create mobile reader response cards.

In February 2013, the Company officially launched SnippCheck, which validates the authenticity of pictures submitted by customers through their mobile phone. The technology has uses in multiple industries, including receipt validation for contests, rewards and rebates.

In March 2013, the Company launched SnippWine, a full service mobile marketing solution for the wine industry, with its first two clients.

In June 2013, SnippQR, a free custom QR code generator, was launched. With SnippQR, users can create high-resolution QR codes with no restrictions on the number of scans per code. In January 2014, the Company entered into a three-year agreement with VirKet S.A. de C.V. where VirKet will use the SnippQR platform for use by Seccion Amarilla’s small business clients.

In the latter half of 2013, from September to December, Snipp worked with Quantum Rewards and launched a series of SnippCheck receipt validation campaigns for the launch of new EA Games video games at Walmart. Snipp conducted campaigns for the launch of Madden 25, Battlefield 4 and Forza Motorsport 5.

In January 2014, the Company announced that Domaine Chandon, a leading winery, has partnered with the Company to use the Company’s newly launched text alerts application, SnippAlerts. SnippAlerts allows for the delivery of multiple types of targeted messages to opt-in consumers and is a new addition to Snipp’s Mobilize Me platform.

During the first six months of fiscal 2014, the Company announced a slew of new mobile marketing campaigns for clients which utilized a combination of several of the Company’s mobile solutions, including SnippCheck, the receipt processing application, SnippWin, the contest and promotions platform, and SnippRewards, the mobile rewards platform.

Since May 2014, the Company has launched at least six new major campaigns each month, all with well known consumer brands. At least thrice in the past quarter the company has launched six campaigns within the same week itself.

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Business Overview

The Company is a provider of mobile-based promotions software application and associated campaign services that allow brands to engage and interact with their customers. The primary clients for the Company’s products are advertising agencies, print publishers and corporate/consumer brands, including Fortune 500 companies.

Mobile marketing is a relatively new industry that has evolved with the advances in mobile telephone technology. The dramatically increased power and capabilities of smartphones has also increased the types of marketing and promotional materials that can be pushed to the consumer via the mobile gateway. These benefits include targeted delivery of marketing materials to specific consumers (those that have already purchased a specific product, or are physically present in-store, for example). Mobile marketing is also very good at delivering specific materials and messages to targeted consumers based on specific activities or patterns. It can also be less expensive than more traditional advertising and marketing methods, such as television advertising, and make other forms of marketing more effective when used in conjunction with them, such as print or packaging materials. Mobile marketing is also very popular among traditional “brick and mortar” retailers, who are looking for creative and effective ways to engage consumers and draw them to shop in physical locations rather than online. The Company’s mobile solutions enable consumers to participate in promotions and campaigns in a manner that is easier and with greater transparency than traditional “mail-in” alternatives. The Company’s solutions also enable brands to create new types of incentive programs and unique qualification criteria that would not have been possible with traditional solutions.

Currently the Company offers four main solution suites:

•

Mobile Promotions and Loyalty Programs: A full range of turnkey mobile promotion solutions from text to win and sample programs through to sophisticated and full fledged loyalty programs.

•

Shopper Marketing & Receipt Processing: The Company’s unique SnippCheck mobile receipt processing application allows brands to execute any kinds of purchase related Shopper Marketing programs without the need to coordinate with retailers, or requiring consumers to download an app.

•

Mobile Sites and Apps: The Company’s SiteBuilder application allows the company to create and deploy new mobile sites for brand campaigns easily and at scale.

•

Augmented Reality: The Company has been producing cutting edge augmented reality campaigns for some of the leading brands around the world.

Principal Markets

Currently the Company’s principal markets are the United States and Canada, with the majority of the revenues from the United States. The Company has also generated revenues from promotional campaigns for clients in the United Kingdom, the Middle East, Brazil, and Mexico. The Company is also establishing partnerships in various regions to help it expand internationally and has signed partnership agreements with companies in Brazil and Mexico.

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Competitive Position

The promotions market is large, but fairly fragmented with numerous specialties. The mobile segment is relatively new, and has grown rapidly with the deployment of more powerful mobile phone technology. There are few firms that provide a full range of promotions services, including the technology to enable specific campaigns through to the ancillary support services, including legal and rewards, and none of them have a significant share of the overall market.

The Company believes it is well-placed in the market for two primary reasons. First, through its network of partners, it is able to present clients with a “single point of contact” for all their promotions related activities. Second, the Company’s SnippCheck receipt processing program is relatively unique in the industry. While there are other firms that offer receipt processing services, the Company’s range of promotional campaigns built on top of SnippCheck, combined with the flexibility of the campaign services and experience provides the Company with advantages over other Companies in the mobile promotions market.

Nature of the Business

Revenues are generated primarily from providing its mobile-based promotions platform to agencies, brands and related parties. As part of its service the Company helps its clients conceptualize and execute the campaigns, and has the capability to bundle all of the required components of the for a specific campaign, including rules, creative, and rewards, as well as the technology to implement the campaign, and the data collection and analysis.

Although the brand promotions business is seasonal in nature, with many large campaigns traditionally constructed around holidays and certain seasons, the Company’s revenue growth has not been materially impacted to date. However, the Company anticipates that this seasonality may have an impact on revenues in the future.

The Company’s clients are advertising agencies, brands and publishers/media looking to “mobilize" their traditional display-based marketing and information campaigns. In addition to the solutions, the Company delivers end-to-end service including comprehensive advice in conceptualizing mobile promotion marketing programs, rapid and flexible deployment based on the Company’s Mobilize Me technology platform and tracking & analysis of customer data. These components span the entire product purchase life-cycle.

The Company is able to customize the marketing campaign for each customer by utilizing its various applications and marketing components individually or together. These components include:

SnippCheck

SnippCheck is a mobile receipt processing application. Consumers can submit receipts to validate their purchases in exchange for coupons, rebates, expenses and loyalty programs, using just their phone. SnippCheck does not require consumers to download an app, or use a smartphone as it is compatible with any camera-equipped mobile phone.

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The program allows a customer to submit a photograph of their receipt directly from their phone to the Company, either through messaging or e-mail. Additional information is submitted through a mobile web form. Any receipt from any store can be processed by the program. Submissions are validated through sophisticated Optical Character Recognition (OCR) which enables the Company to handle large volumes of receipts quickly. Receipts can also be manually validated by the Company’s operations team, if required. Manual and automated fraud detection measures prevent duplicate submissions as well as other attempts to violate program rules. The program can also be customized to support other kinds of submissions, such as multiple image submissions, registrations, or proofs of purchase. Users can check their submission status at any time, and are notified if submissions are incomplete or invalid.

For the Company’s customers, the benefits for SnippCheck over traditional submission programs include:

•

Consumer convenience: No requirement to photocopy, print or mail submissions

•

Detailed Tracking, Reporting and Analytics: Brands receive detailed information about their customers and buying habits. Who the customers are, as well as what they are buying and where.

•

Customizable Qualification Rules: The system is extremely versatile and allows for a variety of different qualification rules for programs, enabling brands to create sophisticated promotions.

•

Processing speed: Turnaround time is days rather than weeks for traditional submission programs, and all workflow is digitally transcribed as part of the process.

•

“Pop-up” capability: Campaigns can be set up very quickly, even overnight, and can last for short-periods of time.

•

Cost-effective: No postage costs or expensive product packaging changes are required.

Each campaign has a dedicated mobile site with program instructions, functionality for users to check submission status, view/retrieve submissions, and more. Consumers are notified at each step of the program and have full transparency into their submission status via the dedicated mobile site. Each campaign is completely customizable and supports multiple variations, including multiple submissions, user registration, customized messaging, participation limits and more. The Company also provides multiple reward and redemption options, from electronic coupons to paper checks.

SnippCheck can also validate photographs, which is useful for brand engagement campaigns. Such campaigns include contests to display a customer’s use of a brand’s product. The Company validates all images and ensures that inappropriate content is flagged. It can also integrate with Social Media where all content can be posted, as a form of entry, or reposted by the client for brand marketing.

An example of SnippCheck’s use in brand promotion was a campaign for Quantum Rewards. Quantum was looking for an innovative way to promote the launch of the new Madden Football Game for the Xbox 360 video console in Walmart Stores for their client, EA Games. The agency and brand wanted to create a promotion whereby they encouraged consumers to purchase the game in conjunction with a snack product. They wanted the promotion to be launched nationwide and done without having to integrate into the Walmart Point-of-Sale system which would be too time consuming for the promotion. Therefore, SnippCheck was used for the promotion. Consumers were informed about the promotion using in-store promotional materials. In order to qualify for at $10 eGift card from Walmart, consumers had to purchase the game along with one qualifying snack product and submit a photo of their receipt through their mobile phones. SnippCheck received the purchase submissions and once validated, consumers were sent back their Walmart eGift code via text message to their phones.

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Snipp’s solutions can also operate campaigns based on dollar amounts spent as opposed to simply products purchased. Quantum Rewards also used SnippCheck for another EA Games’ promotion at Walmart. In this campaign, their co-promotion partner, M&M’s candies, wanted the qualification to be based on a dollar amount spent. Consumers had to purchase EA’s Forza Motorsport 5 video game at Walmart as well as $8 worth of qualifying M&M’s. SnippCheck was able to process the mobile receipt submission and determine if the required dollar purchases had been made before returning the rewards to the qualifying consumers.

SnippCheck and other Snipp solutions are recognized by brands as an effective method to obtain important consumer behavior information. Smithfield and Gwaltney brands conduct various NASCAR related sweepstakes each year to incentivize consumers to purchase additional branded products, including meet and greets with Smithfield sponsored drivers. They were previously handing all contests through mail-in, but this method did not provide the means to capture important information or tie spending to specific retailers. It also did not provide on-going connection to consumers by opting participants into future promotions. The newest sweepstakes solved those issues by going digital through the use of SnippCheck. Consumers text in a keyword based on the retailer they are shopping at for instructions, then send in a picture of their qualifying receipt. Snipp also alerts the winners once they have been chosen.

Snipp also created a similar campaign for Henkel called the “Fuel Your Summer” promotion. Consumers that spent $25 on Henkel’s family of beauty care brands, including Dial, Tone, RightGuard and Dry Idea, received a $10 Shell gift card. Purchases could be made at any retailer, and could be made over multiple transactions. Snipp charged for actual rewards redeemed rather than anticipated, and provided daily reports that allowed Henkel to track participation and analyze spending behavior.

Promotions such as the above allow brands to tie their programs to a more detailed return on investment than they could have in previous promotions.

Mobile Site Builder

Mobile Site Builder is a template-driven application that allows clients to efficiently create interactive HTML5 mobile sites with out-of-the-box functionality. Components include:

Form Builder: Simple creation of forms with rich pre-built functionality including entry limits, duplicate checking, and more

Lead Capture: Sends multimedia e-mails with file attachments to users; stores e-mails captured as leads for clients.

Sampler / Contests: Easy access entries to a giveaway or contest. Can accommodate most contest and giveaway formats, including text to win, scan to win, photo contests, and scavenger hunts. Includes automatic address verification and automatic duplicate entry checking. Uses SMS or Mobile Web Form Address Collection options.

Social Media: Allows users to connect with a brand’s social media pages, display twitter feeds, and more.

Image Galleries: Customizable image galleries and slideshows

Video: Easily incorporates mobile video, with post-roll capabilities, bandwidth sniffing to ensure minimal buffering, device detection to fit video to the screen, and multi-format encoding to ensure delivery to 98% of all phones.

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Polls, Surveys and Quizzes: Allows for multi-branched quizzes, surveys and polls. Permits multiple types of question structures with branching and segmentation logic based on prior answers. Results can be displayed in real-time on charts to display on screen.

Button Panels: Create and design panels with fully customizable style buttons

Expandable Text Elements: Accordion like text blocks that expand to show more content

Maps and Geolocation: Automated map and directions components.

An example of the use of Snipp’s marketing solutions was by Meredith & Mary Kay. The campaign used Snipp’s Mobile Me platform to distribute samples of Mary Kay’s newest products through advertisements in seven different Meredith magazine titles, including Parents, Fitness, Family Circle, Ladies Home Journal, and Better Homes and Gardens. Magazine readers texted a designated keyword found in the print advertisement to receive a free product sample from Mary Kay. If the reader was one of the first 5,000 registrants per magazine, they received a text back with confirmation and a link to a mobile website where they provided their personal information, and opted-in for further communications from Mary Kay. In total, 35,000 samples were distributed across the titles, and on average the sampling program sold-out in just two weeks across the seven titles. This was the second campaign Meredith and Mary Kay have run with Snipp. Previously, they ran a similar program but distributed only 5,000 samples across three titles. Due to the success of the prior program, they decided to expand the scope of the program significantly.

Meredith has also teamed with Snipp in their mobile reader response program for their Midwest Living Magazine. Instead of the traditional mail-based response cards, the new program provides participating advertisers with elegant and customized mobile websites in addition to their ads placed in the print magazine. The mobile websites feature a variety of different ways may engage with the advertiser, including requesting additional information by mail or e-mail, special deals and offers, interacting with their social media pages, watching a video or connecting with the advertiser’s website, or contacting the advertiser directly. Readers interesting in receiving more information from a particular advertiser no longer have to fill out and mail lengthy paper forms, then wait six to eight weeks for a response. Instead, they simply visit the advertiser’s custom mobile website to quickly receive the information they want. For instance, a reader could submit their e-mail address and immediately receive a digital advertising brochure. The solutions also provide significant benefits to the advertisers, who can convert leader much faster and more efficiently, as well as cost-effectively as they no longer have expenditures for postage and printing.

These solutions also allow clients to engage customers through sweepstakes and contents. Guinness wanted to create an Instant Win sweepstakes that rewarded customers that purchased Guinness Black Lager as well as strengthen the affiliation of the brand with music and music events. Snipp created a mobile sweepstakes where consumers could participate completely on their phones. In conjunction with their promotions agency Colangelo, the Company utilized the SnippWin contest platform to incorporate all contest rules as well as age-gating participants and to verify that multiple parties could not use the same code. To enters, users texted Game Codes on specially marked Guinness Black Lager packages. They are notified immediately whether they have won and are then provided a discount code to be used on the Ticketmaster website to claim their reward. If they do not win immediately, consumers could keep trying by re-entering their Game Code on subsequent days. Those winning prizes of $50 or more were also required to submit a photo ID by text message to claim their prize.

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Clients also integrate the maps and geolocation components in conjunction with marketing solutions. A retail client uses Snipp’s Store Locator program to effectively deliver coupons. Consumers can scan a tag or send a text message and receive back the location of the store nearest to their current location. The program utilizes the GPS capabilities of the consumer’s smart phone to determine their location and the location of the nearest retail outlet. It will also automatically detect if the consumer does not have a smartphone and ask for the zip code instead. For this client, Snipp also delivered coupons to the consumer in conjunction with the store location request. In the campaign, the Company found that 45+% of consumers that received a coupon through the service went and redeemed the coupon at the store location to which they were directed through the program.

Couponing

The Company offers a variety of couponing solutions as a component of most any mobile marketing campaign. These include:

•

Text-Based Coupon Codes: Simple keyword-based text message campaigns in which the user receives back a special coupon code they are able to redeem in-store or online.

•

One-Time Use Coupon Codes: One-time use coupon codes ensure that multiple users do not “share” the same coupon code as it can only be redeemed once.

•

Purchase-Related Coupons: SnippCheck can validate a consumer purchase and issue a coupon. This application works across all retailers and channels.

•

Paper Coupons: Address can be collected with mobile forms and used to deliver paper-based coupons by mail. The mobile forms are able to check for duplicate entries, set sample limits, automatically clean addresses and more.

Snipp also provided a mobile couponing solution for Kingsford and their agency. Kingsford wanted to incentivize potential customers to try their charcoal without being limited to a particular retailer for the expense of physical fulfillment costs. Beginning May 19, 2014, consumers that purchased any brand of charcoal grill at any retailer could submit their receipts using SnippCheck to receive a coupon for a free bag of Kingsford Charcoal, with the entire process and fulfillment managed by Snipp. To leverage Kingsford’s relationship with Walmart, Snipp created a separate keyword and e-mail to track Walmart consumer activation.

SnippCheck is retailer agnostic, so any receipt, both online and physical, can be sent in by text, e-mail or web upload.

Quick Response (QR) Codes

Quick Response (QR) Codes are a type of matrix optical barcode that contains information about the product to which it is connected. In product marketing, it is often emplaced on the item, or within product advertising or marketing material. The embedded information is decoded using a reader device and interpretative software, which is included in many smartphones. The Company has a suite of QR Code solutions which include:

•

QR IN THE CLOUD: Allows users to scan QR codes even if they do not have a QR code reader on their phone – all they need to do is take a photo of the QR code and send it in by messaging. Our application decodes the QR code for them and sends the contents back in a text message.

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•

SNIPP QR: A custom QR code generator that allows users to create their own QR code in seconds and customize it in minutes. The codes are fully customizable from the shape to its color and more.

•

Built-In Reporting & Tracking: All QR codes created through our system have comprehensive measurement and tracking, including device detection.

An example of the use of Snipp’s QR code solution was Taco Bell’s College Football mobile campaign with ESPN. Taco Bell added mobile bar codes on packs of tacos that let users access content about the upcoming Bowl Championship Series college football games. Once users scan the QR code or tap the SMS link, they are taken to the ESPN mobile site to watch video coverage of the BCS games, which is sponsored by Taco Bell.

Snipp teamed up with Allure Magazine and Dior to launch a year-long campaign for buyers of Dior products. When scanned from their phone, the consumer is taken to a customized microsite where they can view ten different videos from celebrity makeup artist Ricky Wilson, who advises customers on how to use and apply the product. The program has bandwidth detection to ensure the best possible viewing experience and, when the video is complete, triggers a post-roll redirect to Macy’s website. The entire campaign, including 30 mobile optimized videos in two languages, the post-roll redirect and site design, was deployed in just two weeks.

Image Recognition

Snipp’s solution uses sophisticated image recognition technology to identify and match a submitted image, and in response send back the appropriate content. As an alternative to QR or bar codes, clients can incorporate any kind of image tag in their campaigns, including:

▪

Product Packaging

▪

Logos

▪

Wine Labels

▪

Ad Pages

The solution requires no downloaded app, as the consumer is only required to take a photograph of the specific image and submit via their phone. Works with any camera equipped phone, not just smartphones. The images are fully customizable, and work with any kind of image, including print, product packaging, outdoor and even television advertising. The product is deployable quickly and is ideal for use in popup campaigns.

Oreo used Snipp’s Image Recognition to create custom tags from Oreo packaging. Using the image recognition technology, Oreo fans could take photographs of Oreo cookie packages and submit them using MMS to receive back special content and coupons. Users could also text in the UPS code on the back of Oreo packaging to receive the content. In the first campaign, users would receive a music video, and in the second they would receive a special Valentine’s Day message from Oreos.

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Face-in-the-Hole

Face-in-the-Hole is a unique solution which marries the camera phone with sophisticated facial recognition and image manipulation technologies to create fun, viral mobile campaigns. The concept is a high-tech version of the cardboard cutouts that allow a person to stick their own face onto a fun body. A customer only has to take a photograph of their face, send it in to the Company and receive back a photograph of their face on a new body which can be shared via social media or E-mail. Clients can offer customers an almost endless number of templates to leverage their brand. Examples include:

▪

Try On a Product: Consumers could virtually try on accessories (e.g. sunglasses, hats, hair color products) through Face in the Hole.

▪

Sports Teams: Brands sponsoring a sport or team can enable consumers to get back a photo of them in team uniform.

▪

Meet A Star: Enable consumers to have a photo of them with a famous celebrity

▪

Travel: Create picture postcards showing consumers in specific locations

Mobile OCR

The Mobile OCR solution integrates OCR technologies with mobile messaging and image processing. No app is required. Consumers can take a photo of any printed text and submit the photo by messaging. The text contained within the image is automatically decoded and the appropriate action taken. Examples include:

▪

Loyalty Programs: Consumers can take photos of rewards coupons and submit them to be decoded and have those points credited to their account automatically. It is easier and often more accurate than having consumers type in rewards codes onto a website or submitting via text.

▪

Business Cards: Consumers can take a photo of a business card and send it in by messaging. The technology can decode the business card and send the user back a vCard with all the contact information encoded within so it can be easily added to their address book.

Universal Scanning App

The Company’s universal scanning app can be rebranded by clients to serve as a companion to their media or services.  The app can support all types of mobile activation technologies including QR Codes, MS Tags, Digital Watermarks and other images. The app can also incorporate XML feeds from client websites to provide news, image galleries, and other content to consumers.

An example of this solution is used by James Hardie, a leader in fiber cement siding and backerboard products, for delivering product information. James Hardie’s product packaging available in Lowes and Home Depot features tags to allow contractors and customers to receive product information, user guides and video instruction via their mobile phones.

Augmented Reality

Augmented Reality is an interactive experience where a visual overlay is introduced onto a view of the physical world. SnippAR allows clients to create seamless and immersive augmented reality experiences for their customers.

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The Company’s Augmented Reality engine can support various image and location based triggers that can deliver a wide range of content, including sound, photos, and video. SnippAR can be integrated with other Snipp solutions into a full interactive experience, including built-in QR code reader and sophisticated image recognition. Integration and the addition of new and updated content is easy.

Examples of uses of SnippAR include:

•

360 degree tours

•

Training and Education

•

Store and location finders

•

Print-to-mobile activations

•

Interactive city tours and maps

•

Virtual home visits

•

Virtual Gaming

•

Product Catalog activations

An example of Snipp’s Augmented Reality App was the debut campaign for Lexus Kuwait. Branded as Snipp Khayal in the Middle East, the campaign was used at an exclusive press-only event in Kuwait. At the event, journalists were given phones with Khayal pre-installed in order to experience Lexus’ new 2014 IS range. The app displayed an in-phone video and virtually displayed color options, lights and a 360 degree tour of its interior.

Burger King Kuwait used the Augmented Reality App to offer an interactive mobile game and create a unique brand experience. QR codes were placed on their packaging to drive consumers to “Go Mega”, an interactive style soccer game that could be played from any mobile device. After entering their information, consumers go to game play where they defend the goal while collecting Burger King burgers along the way. They are encouraged to share with friends and family through social media channels, and the top 3 eligible scorers won a grand prize of two tickets to Spain to attend a Spanish Soccer League (La Liga) match in Barcelona.

Mobile Alerts

The Company’s Mobile Alerts interface allows clients to attach mobile links, images, video and more to alert messages. Alerts can be keyword based and clients can specify frequency of alerts.

Current and Anticipated Activities

The Company aims to increase its business in its current segments by continuing to evolve its suite of mobile-based promotions solutions by improving its current applications and services as well as developing additional products.  The Company also intends to recruit a sales force to market its products to customers directly. It also will actively develop indirect sales channels through partnerships in select industries and regions both within and outside of North America. The Company also intends to enhance its portfolio of technology offerings and market position, which may include various forms of strategic partnering and merger and acquisition activity.

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Management believes that the Company has multiple directions for growth:

1.

Continued product innovation to the platform

2.

Multiplier effect of its current organic business model

3.

Effect of recruiting a sales force and attendance in further industry events

4.

Global deployments with and without regional partners

5.

Increasing requests for long term licensing and services contract revenue

1. Continued Product Innovation to the Platform

The Company has developed components within its Mobilize Me platform that span the entire purchase life-cycle. In particular, the company is seeing significant traction with SnippCheck, its mobile receipt processing application that is a relatively unique product offering in its customizability and flexibility in meeting customer needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platforms capabilities:

A. Build Awareness:

•

SnippSites SiteBuilder

o

Apps

o

Mobile video

o

Mobile microsites

o

Print to mobile activations (QR, SMS, Augmented Reality)

o

Mobile Alerts

o

Polls & Surveys

o

Text/scan for info

B. Increase Engagement:

•

SnippWin

o

Contests & sweepstakes

o

Sampling programs

o

Mobile Alerts

o

Geolocation targeting

o

Mobile coupons

C. Drive Purchases

•

SnippCheck

o

Mobile receipt processing

o

Purchase promotions

o

Mobile Rebate

o

Mobile coupons

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D. Enhance Loyalty

•

SnippWin & SnippRewards

o

Punchcard loyalty programs

o

Rewards programs

o

Retargeting

o

Mobile Alerts

Management believes significant opportunities exist in acquiring additional products and service suites that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances an opportunity exists to consolidate companies in different parts of the promotion marketing eco-system.

2. Multiplier Effect of the Company’s Current Organic Business Model

The Company is positioned at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over traditional 80 promotional windows in the year (e.g. New Years Day, Valentines Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take as a response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows that exist, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget". Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

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3. Effect of Recruiting a Sales Force and Attendance in Further Industry Events

To date, a majority of the Company’s revenue has been as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company has undertaken very little outbound marketing and until late in 2013 had only participated in one industry conference. Management believes that the opportunity to generate business by building a direct sales force is significant, particularly now that it has a core set of campaigns under its belt.

4. Global deployments (with and without regional partners)

In 2013, Snipp attracted a partner in Brazil. Previously the company had attracted partners in Mexico and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, the Company believes that a significant opportunity exists in these areas and other parts of the world. Operations in the Middle East continue to grow rapidly and we believe opportunities are now arising in Brazil and Mexico that will add to the Company’s revenues.

5. Increasing requests for long term licensing and services contract revenue

Management is currently engaged in conversations with multiple agencies and large promotions companies who are interested in licensing components of the Snipp platform in longer-term contracts for their existing and new clients. Significant opportunities exist to consummate such licensing & service deals with these companies over the course of 2014.

Management is focused on achieving cash-based profitability in 2014 after sustaining 9 straight quarters of growth since the public offering. Management continues to believe that the company can continue its quarterly growth with the prudent reinvestment of its cash flows to support the growth, Management also believes that with the continued development of the platform and its components, the company is in a strong position to further penetrate the promotions marketing industry not only in the United States of America but globally and achieve its goal of enhancing shareholder value.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollar and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Standards Board (IASB) and by the IFRS Interpretations Committee (IFRIC).

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company’s operations have not yet generated positive operating cash flow. The timing of such offerings is dependent upon the success of the Company’s operations as well as the general economic climate.

Results of Operations

The Company generates its revenues from providing promotions services to its clients, who are primarily advertising agencies, brands and publishers/media. Revenue is derived from the following avenues:

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•

Campaign Fees:  Most clients are charged on a per campaign basis for each campaign they conduct with the Company that utilizes the Company’s technology and services.

•

License Fees:  The Company licenses its promotions platform and related support services to certain clients for use in multiple campaigns. The Company charges a monthly or annual fee for a specified number of campaigns. Alternately, they can commit to a minimum number of campaigns during a specified period for a pre-set fee.

•

Project Management Fees:  For longer-term projects, the Company typically charges a monthly project management fee that covers the costs of monitoring, hosting and minor changes to the campaign as requested by clients

•

Pay-Per-Use Fees:  For promotions based on receipt processing, the campaign fee typically includes a specified number of receipts to be processed for the duration of the campaign. Additional receipts over the pre-specified limit are charged as bundles. Occasionally, some clients request only a pay-per-receipt processed fee for their campaigns.

•

Reward Acquisition Fees:  The Company will often arrange for the rewards to be provided to consumers for promotional campaigns and generates revenues through the sale of these rewards to its clients.

Six Months Ended June 30, 2014 vs. Six Months Ended June 30, 2013

During the period ended June 30, 2014, the Company entered into a 3 year agreement with Virket in Mexico to provide a custom branded mobile marketing toolkit for small business and launched new large-scale mobile shopper marketing campaigns using SnippCheck and other Company solutions for various clients, including the Company’s first campaigns in the United Kingdom.

Revenue for the six months ended June 30, 2014 was $762,440, an increase of $380,913, or 100%, from revenues of $381,527 for the six month period ended June 30, 2013. The increase in revenue was largely due to the launch of several high profile new campaigns as well as increased demand for SnippCheck. The receipt processing application saw significant uptake in terms of the number of new clients who signed on for new campaigns utilizing the technology for purchase-based promotions.

Expenses for the current six months rose to $1,154,027 from $1,012,255. Significant changes in expenses occurred in Salaries and Compensation, which rose to $719,495 from $512,053 as the Company has been testing new sales models to assess which model would result in the highest return. General and administrative costs rose to $61,995 from $45,707 incurred in the year-ago period, and Software Development increased to $58,254 from $36,159, which is consistent with the higher levels of sales. Campaign Infrastructure increased to $138,130 from $71,487. These costs are associated with maintaining the Company’s short code for mobile messaging services and cellular network usage required to support client services. Professional fees, which are for legal and accounting services, rose to $58,254 from $36,159, and Marketing and Investor Relations declined to $27,964 from $62,898. Travel increased to $37,216 from $23,397. Amortization of Intangibles rose to $31,011 from $18,271 and Depreciation of Equipment rose to $2,607 from $2,454, due to amortization of a higher level of intangible assets and depreciation of equipment. Stock-based Compensation declined to $40,768 from $93,412. This expense related to stock options granted to directors, officers and employees and fell due to fewer options granted in the current period compared to the year-ago six-month period. For the six-month period ended June 30, 2013, the Company recorded strategic sales partnership compensation of $113,009 compared to $nil in the current period. This compensation is a non-cash expense to reflect the valuation of warrants issued in connection with a strategic sales partnership agreement.

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Net Operating loss was $391,587 compared to $630,728 for the six month period ended June 30, 2014. Interest income fell to $1,216 from $2,721 due to lower levels of cash held in guaranteed investment certificates during the current period.  Foreign exchange gain declined to a loss of $9,521 from a gain of $86,878 due to unfavorable exchange rates prevailing during the current period. Change in fair value of derivative liability declined to $210,092 from $707,984. This is a non-cash expense and is recognized as the Company’s share purchase warrants are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period using the Black-Scholes pricing model and the change in exchange rates. The Cumulative translation adjustments of a gain of $8,684 and a loss of $99,867 relate to changes in exchange rates.

Comprehensive loss for the six month period ended June 30, 2014 was $181,116, or $0.00 per share, compared to comprehensive income of $66,988, or $0.00 per share, for the six month period ended June 30, 2013.

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

During the year ended December 31, 2013, the Company launched several new application and solutions to their product platform, including SnippCheck, SnippWine, and SnippQR.

Revenue for the year ended December 31, 2013 was $870,420, an increase of $358,566, or 70%, from revenues of $511,854 for the year ended December 31, 2012. The Company launched several new products during the second half of the year which contributed to the increase in revenues. The Company also generated significant new revenue through the creation and execution of Augmented Reality campaigns in the Middle East, and from license agreements with clients for providing a range of mobile based solutions including mobile websites using the SiteBuilder project.

Expenses for the current year declined to $1,701,299 from $2,115,009. Changes in expenses occurred in Salaries and compensation, which declined to $1,098,609 from $1,117,689 as the Company has been testing new sales models to assess which model would result in the highest return. General and administrative costs fell to $84,407 from $124,876 incurred in the prior year.  In order to keep overhead low and to ensure the acquisition of the best possible talent regardless of location, the Company has no central offices and most of its employees work from either their homes or temporary offices rented in the cities where they are based.  Software development rose to $101,679 from $75,861 due to expenditures required to maintain the Company’s product platform. Communications infrastructure expense was $119,986 compared to $91,018 in the prior fiscal year. These costs are associated with maintaining the Company’s short code for mobile messaging services and cellular network usage required to support client services with the year over year increase consistent with the Company’s higher level of revenues. Travel costs declined to $67,675 from $85,875 and professional fees declined to $41,086 from $141,662. Both categories were higher in fiscal 2012 ended December 31, 2012 due to the completion of the Company’s Qualifying Transaction and implementation of its new business plan. Marketing and investor relations declined to $70,169 from $174,676. The expenses were higher in the prior year due to the initial marketing and shareholder expenses related to the Company’s new business plan following the Qualifying Transaction.  Amortization expense increased to $42,821 from $13,905 and depreciation rose to $4,908 from $3,366 due to the amortization of a higher level of intangible assets and depreciation of equipment. Stock-based compensation expense totaled $229,890 compared to $99,150 in the year ended December 31, 2012. The expense represents the non-cash pro-rated portion of stock options granted to directors, officer and employees, and a higher number of grants were made in the current fiscal year.

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During fiscal 2012 the company began to recognize non-cash strategic sales partnership compensation from warrants issued to a strategic partner. These warrants had multiple conditions regarding vesting, expiry and possible mandatory exercise. In fiscal 2012, the Company recognized an expense of $174,931. During fiscal 2013, these warrants had not met the vesting conditions and expired. The Company recognized a credit of $174,931 during fiscal 2013 to reverse the expense taken in fiscal 2012.

Net operating loss was $830,879 compared to $1,603,155 for fiscal 2012 ended December 31, 2012. Interest income fell to $3,397 from $10,919 due to lower levels of cash held in guaranteed investment certificates during the current year.  Foreign exchange gain rose to $106,961 from $Nil due to favorable exchange rates prevailing during the year. Change in fair value of derivative liability increased to a gain of $796,461 from a loss of $147,650. This is a non-cash expense and is recognized as the Company’s share purchase warrants are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period through the Black-Scholes pricing model and the change in exchange rates. Unrealized loss on marketable securities was $343 compared to $3,524 in the prior year. During fiscal 2012, the Company also recorded accretion on note receivable of $15,787, Foreign exchange gain of $4,018, and listing expense of $514,284, which is the excess fair value associated with the shares issued on the closing of the Company’s Qualifying Transaction over the fair value of the net assets acquired by the accounting acquirer.

The Cumulative translation adjustments of $120,686 and $21,705 relate to changes in exchange rates.

Comprehensive net loss for the year ended December 31, 2013 was $45,089, or $0.00 per share, compared to comprehensive loss of $2,259,594, or $0.05 per share, for the year ended December 31, 2012.

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

During the year ended December 31, 2012, the Company completed its Qualifying Transaction and implemented its new business plan in mobile marketing sector.

Revenue for the year ended December 31, 2012 was $511,854, an increase of $132,632, or 35%, from revenues of $379,222 for the year ended December 31, 2011.

Expenses for the current year were $2,115,009 compared to expenses of $394,960 in the prior year. The increase in overall expenses was largely due to the costs related to the Qualifying Transaction (“QT”). Salaries and compensation increased to $1,117,689 from $182,611 as additional consultants and employees were hired after the completion of the QT, as well as for one-time expenses for the signing bonus and severance payments for the Company’s former Chief Executive Officer. General and administrative expenses increased to $124,876 from $7,679.

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Software development rose to $75,861 from $47,250 due to expenditures required to maintain the Company’s product platform. Communications infrastructure expense was $91,018 compared to $52,042 in the prior fiscal year. These costs are associated with maintaining the Company’s short code for mobile messaging services and cellular network usage required to support client services with the year over year increase consistent with the Company’s higher level of revenues. Professional fees increased to $141,662 from $53,218 and marketing and investor relations rose to $174,676 from $34,091, which much of the increases due to additional costs incurred for the QT. Travel increased to $85,875 from $18,069 due to the implementation of the new business plan. Bad debt expense totaled $12,000 as certain uncollectable accounts were written off in fiscal 2012. Amortization of intangibles was $13,905 and depreciation of equipment totaled $3,366 compared to $Nil in fiscal 2011 as the Company only began capitalizing equipment and intangible assets during the first quarter of 2012. Stock-based compensation expense was $99,150 for fiscal 2012 compared to $Nil in fiscal 2011. The expense represents the non-cash pro-rated portion of stock options granted to directors, officer and employees, and there were no options granted in fiscal 2011. During fiscal 2012 the company began to recognize non-cash Strategic Sales Partnership Compensation from warrants issued to a strategic partner. These warrants had multiple conditions regarding vesting, expiry and possible mandatory exercise. In fiscal 2012, the Company recognized an expense of $174,931.

Net operating loss was $1,603,155 for fiscal 2012 ended December 31, 2012 compared to $15,738 in fiscal 2011.

Interest income from cash held in guaranteed investment certificates was $10,919 during the current year compared to $Nil in fiscal 2011.  Other income in 2012 was $15,787 from the forgiveness of a related party loan. Accretion on note receivable was $4,018 from a note receivable with an unrelated company, while unrealized loss on marketable securities received in relation to the note receivable was $3,524. Listing expense of $514,284 was recorded in fiscal 2012 which is the excess fair value associated with the shares issued on the closing of the Company’s Qualifying Transaction over the fair value of the net assets acquired by the accounting acquirer. Change in fair value of derivative liability was a loss of $147,650. This is a non-cash expense and is recognized as the Company’s share purchase warrants are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period through the Black-Scholes pricing model and the change in exchange rates.

The cumulative translation adjustments of $21,705 and $306 relate to changes in exchange rates.

Comprehensive net loss for the year ended December 31, 2012 was $2,259,594, or $0.05 per share, compared to comprehensive loss of $16,044, or $0.01 per share, for the year ended December 31, 2011.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2013 was $265,766, including cash and cash equivalents of $213,046. At the close of the most recent three-month period ended March 31, 2014, the Company’s working capital position was $582,916, including cash and cash equivalents of $321,549. Subsequent to the end of the period, the Company completed the private placement of 10,400,000 common stock units for gross proceeds of C$1,560,000. The current working capital is sufficient to meet its contractual obligations and anticipated general and administrative expenses for the remainder of Fiscal 2014. However, depending on the Company’s strategic direction, the Company may require additional capital to add or enhance it platform capabilities which may include the acquisition of complementary assets or companies.

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The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed during the last 5 fiscal years.

Table No. 5

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued (Cancelled)	Price *	Number of Preferred Shares Issued (Cancelled)	Price	Gross Proceeds or Deemed Value

Fiscal Year 2010	No Issuances

Fiscal Year 2011	No Issuances

Fiscal Year 2012	Elimination of Consumer Impulse Common and Preferred Shares	(1,998,200)	-	(700,000)	-	-
	Alya Shares acquired by Snipp	10,550,000	-			US$814,969
	Transaction shares issued by Alya	23,142,305	-	37,499,997		US$3,807
	Redemption of Preferred Shares	-	-	(37,499,997)		(US$3,807)
		13,333,333	C$0.15			US$2,030,600
	Exercise of Stock Options	422,000	C$0.10			US$44,566
	Exercise of Agent’s Options	605,000	C$0.10			US$59,891

Fiscal Year 2013	Private Placement	2,000,000	C$0.10			US$192,520
	Private Placement	2,400,000	C$0.10			US$225,216

Fiscal Year 2014	Private Placement	6,350,000	C$0.10			US$573,469
Through September 30, 2014	Private Placement Exercise of Stock Options Exercise of Warrants	10,400,000 100,000 120,000	C$0.15 C$0.10 US$0.20			C$1,560,000 C$10,000 US$24,000

* The Company’s private placements of common share units have been denominated in Canadian dollars. Proceeds from the share issuances are denominated in United States dollars as the Company’s functional currency.

Six Months Ended June 30, 2014

At the close of the six month period ended June 30, 2014, the Company's working capital was $384,474 compared to working capital of $265,766 as of December 31, 2013.

Operating Activities used cash of $346,352, which included the net loss for the period of $189,800. Adjustments for items not involving cash included amortization of intangibles of $31,011, Depreciation of equipment of $2,607, Stock-based compensation of $40,768, and decrease in fair value of derivative liability related to the value of stock purchase warrants of $210,092.

Changes in non-cash working capital included an increase in accounts receivable of $150,884, an increase in HST (Canadian sales taxes) receivable of $3,002, a decrease in deposits and prepaid expenses of $12,210, a decrease in accounts payable and accrued liabilities of $112,463, and an increase in due to related parties of $8,367.

Investing Activities used cash of $80,441. Change in marketable securities was $1, additions to equipment used cash of $3,390, and additions to intangible assets used cash of $77,052.

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Financing Activities provided cash of $515,972. Proceeds from the issuance of common shares provided cash of $573,469, share issuance costs used cash of $40,338 and proceeds from share subscriptions was $17,159.

The effect of exchange rate changes was an increase of $8,684 during the period. Cash and cash equivalents totaled $310,909 as of June 30, 2014, compared to cash and cash equivalents of $213,046 as of December 31, 2013, an increase of $97,863.

During the period the Company completed the private placement of 6,350,000 common share units at a price of C$0.10 per unit for gross proceeds of US$573,469 (C$650,000) which was the second tranche of a non-brokered private placement. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of C$0.15 until January 24, 2016. The Company paid finder’s fees of $36,124 (C$40,000) and filing fees of $4,214 in conjunction with the placement.

Fiscal Year Ended December 31, 2013

At the close of the fiscal year ended December 31, 2013, the Company's working capital was $265,766 compared to working capital of $716,265 as of December 31, 2012.

Operating Activities used cash of $655,927, which included the net income for the year of $75,597. Adjustments for items not involving cash included amortization of intangibles of $42,821, depreciation of equipment of $4,908, Stock-based compensation for the grant of stock options of $229,890, reversal of previously expensed Strategic sales partnership compensation of $174,931, and decrease in fair value of derivative liability related to the value of stock purchase warrants of $796,461.

Changes in non-cash working capital included an increase in accounts receivable of $143,327, a decrease in HST (Canadian sales taxes) receivable of $5,674, a decrease in deposits and prepaid expenses of $28,759, a decrease in deferred revenue of $60,326, a decrease in accounts payable and accrued liabilities of $22,457, and an increase in due to related parties of $153,926.

Investing Activities used cash of $77,889. Decrease in note receivable provided cash of $50,255, and change in marketable securities was $371. Additions to intangible assets used cash of $128,515.

Financing Activities provided cash of $416,878. Proceeds from the issuance of common shares provided cash of $417,736 and proceeds from share subscriptions provided cash of $17,159, while share issuance costs used cash of $18,017.

The effect of exchange rate changes was a decrease $120,686 during the year. Cash and cash equivalents totaled $213,046 as of December 31, 2013, compared to cash and cash equivalents of $650,670 as of December 31, 2012, a decrease of $437,624.

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During the year the Company completed two private placements of common shares. Under the first, the Company issued 2,000,000 common shares at a price of C$0.10 per share for gross proceeds of $192,520 (C$200,000). Under the second placement, the Company sold 2,400,000 common share units at a price of C$0.10 per unit for gross proceeds of $225,216 (C$240,000) as the first tranche of a non-brokered private placement. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of C$0.15 until December 6, 2015. The Company paid finder’s fees of $18,017 (C$19,200) for the first tranche.

Fiscal Year Ended December 31, 2012

At the close of the fiscal year ended December 31, 2012, the Company's working capital was $716,265 compared to negative working capital of $37,022 as of December 31, 2011.

Operating Activities used cash of $1,368,779, which included the net loss for the year of $2,237,889. Adjustments for items not involving cash included amortization of intangibles of $13,905, depreciation of equipment of $3,366, Other income from the forgiveness of a related party loan of $15,787, stock-based compensation for the grant of stock options of $99,150, strategic sales partnership compensation related to the grant of warrants of $174,931, listing expense related to the value of consideration provided in the QT greater than the value of assets acquired of $514,284, and change in fair value of derivative liability related to the value of stock purchase warrants of $147,650.

Changes in non-cash working capital included an increase in accounts receivable of $131,814, an increase in HST (Canadian sales taxes) receivable of $11,378, an increase in deposits and prepaid expenses of $33,740, an increase in deferred revenue of $50,161, an increase in accounts payable and accrued liabilities of $47,952, and an increase in due to related parties of $10,430.

Investing Activities used cash of $216,320. An increase in note receivable used cash of $50,255, an increase in marketable securities was $503, additions to equipment used cash of $24,472, and additions to intangible assets used cash of $141,090.

Financing Activities provided cash of $2,197,216. Cash acquired from the Qualifying Transaction was $276,551.Proceeds from the issuance of common shares provided cash of $2,030,600 and proceeds from exercise of stock options provided cash of $104,457. Redemption of preferred shares used cash of $3,807 and share issuance costs used cash of $210,585.

The effect of exchange rate changes was a decrease $21,705 during the year. Cash and cash equivalents totaled $650,670 as of December 31, 2012, compared to cash and cash equivalents of $60,258 as of December 31, 2011, an increase of $590,412.

During the year the Company completed its Qualifying Transaction with Consumer Impulse. Prior to the QT, the Company had 10,550,000 common shares outstanding and Consumer Impulse had 1,998,020 common shares and 700,000 Series A preferred shares outstanding. Pursuant to the Company issued 22,742,305 common shares, 6,188,688 common stock warrants and 37,499,997 Series 1 preferred shares. All of the Series 1 preferred shares were redeemed immediately after closing the transaction for $3,807, and the previously outstanding 10,550,000 common shares of the Company were deemed to have been issued as part of the accounting for the transaction. The Company also issued 400,000 common shares pursuant to a finder’s fee.

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As a condition for closing the QT, the Company completed a private placement of 13,333,333 units at a price of C$0.15 per unit for gross proceeds of $2,030,600 (C$2,000,000). Each unit consisted of one common share and one warrant which entitles the holder to purchase one additional common share at a price of C$0.22 if exercised within one year of closing and at a price of C$0.27 per share within two years of closing, with the warrants expiring two years after the transaction closing date. In connection with the private placement, the Company paid a corporate finance fee of $20,306, $142,142 in commissions, and issued 1,333,333 broker’s warrants which are exercisable on the same terms as the financing warrants.

Fiscal Year Ended December 31, 2011

At the close of the fiscal year ended December 31, 2011, the Company had negative working capital of $37,022.

Operating Activities provided cash of $73,060, which included the net loss for the year of $15,738. Changes in non-cash working capital included a decrease in accounts receivable of $16,353, an increase in deferred revenue of $10,165, an increase in accounts payable and accrued liabilities of $56,229, and an increase in due to related parties of $6,051.

There were no Investing or Financing Activities during the year. Effect of exchange rate changes was ($306) during the year.

Cash and cash equivalents $60,258 as of December 31, 2011, an increase of $72,754 from the negative cash balance of $12,496 as of January 1, 2011.

Significant Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

Intangible assets

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits;

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position based on historical collection of receivables.

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ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model or the Binomial Tree option pricing model.

iii)

The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset.

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of both the Transaction warrants and Financing warrants, as defined and described in Note 11, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 10.

Revenue recognition

The Company provides a full suite of mobile marketing services in the US, Canada, Mexico and the Middle East, and generates revenue by designing, constructing, implementing and managing these mobile marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured.

Cash received in advance of services performed is recorded as deferred revenue.

Deferred taxes

Deferred taxes are recorded using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more probable than not that a deferred tax asset will be recovered, it does not recognize the asset.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of the legal subsidiary, Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), is the U.S. Dollar and the functional currency of its subsidiary, Snipp Canada Inc., is the Canadian Dollar.   The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

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The presentation currency of the Company’s consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period.   Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

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Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable, and note receivable, are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model or the Binomial Tree option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Changes in accounting policies

As of January 1, 2013, the Company adopted the following new IFRS standards and amendments in accordance with the transitional provisions of each standard.

IFRS 10 “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The adoption of this standard had no impact on the Company's consolidated financial statements.

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IFRS 11 “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 13 “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The adoption of this standard had no impact on the Company's consolidated financial statements.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures.

In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements. The effective date for IFRS 9 has not yet been determined. Early adoption is permitted and the standard is required to be applied retrospectively. Management does not expect there to be a significant impact for the Company upon implementation of the issued standard.

Research and Development

The Company performs Research and Development in relation to its technology products. During the last 3 fiscal years, the Company expended $101,679, $75,861 and $47,250 on software development. The Company protects its Intellectual Property through trade secrets and copyrights, and currently does not have any patents.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

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Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations. During the year ended December 31, 2012, the Company entered into a lease agreement for office space in Washington, D.C. However, on November 1, 2012, the Company assigned this lease to an unrelated company and no longer has any lease obligations.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of September 30, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of the United States with the exception of Conrad Swanson, who is a resident of Canada. Each director was re-elected at the Annual General Meeting held on December 12, 2013 except for Michael Dillon, who was named to the Board in April 2014 and will stand for election for the first time at the next Annual General Meeting..

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Ritesh Bhavnani (1)	39	March 1, 2012
Atul Sabharwal	39	March 1, 2012
Michael Dillon	49	April 10, 2014
Jim Santora (1)	53	June 1, 2012
Conrad Swanson (1)	65	January 21, 2010

(1) Member of Audit Committee.

Members of the Audit Committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as adopted by the Board of Directors on June 19, 2011 and included in the Company's Management Information Circular dated November 12, 2013.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of September 30, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents of the United States with the exception of Jaisun Garcha, who is a resident of Canada.

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Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Atul Sabharwal	Chief Executive Officer	39	March 1, 2012
Ritesh Bhavnani	Chairman	39	March 1, 2012
John Fauller	Chief Operating Officer	36	May 22, 2012
Jaisun Garcha	Chief Financial Officer	34	February 3, 2013
Wilson (Andy) Bell	Chief Technology Officer	52	March 1, 2012

Atul Sabharwal serves as Chief Executive Officer and a Director. He was one of the founders of Snipp and has over 17 years' experience in the telecommunications and digital media/mobile space industry. From 2006 to 2012, he served as the Executive Director of the ACME Group, a large telecommunications and energy infrastructure company with interests in South Asia and Africa. Between 2009 and 2011 he served as a board member of eSolar Inc., a Pasadena, CA-based company that is backed by Idealab, Google.org, General Electric Inc., Oak Investment Partners and the Quercus Trust. Mr. Sabharwal stepped down as a director after a successful investment by General Electric Inc. in the company. Mr. Sabharwal also is the founder of the Finalysis Group, a consulting company focused on helping growth businesses with a South Asian component. Between 2005 and 2007 he founded and ran a successful venture that provided remote services such as call center management and lead generation to corporate clients. His earlier roles also include positions at AOL, IBM Business Services (previously PWC Consulting), the Boston Consulting Group and Star TV, a subsidiary of News Corporation. Mr. Sabharwal has a Bachelor of Science degree in Economics (Hons. First Class) from St. Xaviers College, Calcutta, India and a Master of Business Administration degree from the Australian Graduate School of Management, Sydney, Australia and the Wharton School, University of Pennsylvania. Mr. Sabharwal spends 100% of his time on the Company’s affairs.

John Fauller serves as the Company’s Chief Operating Officer. His responsibilities include managing, advising, and conceptualizing industry-leading mobile programs. Mr. Fauller’s previous role was at Condé Nast where he served as Director, Print to Mobile Solutions and spearheaded development of its mobile solutions for reader engagement and advertising. With Condé Nast he created a range of pioneering mobile marketing programs, including the first 2D barcode program in a major publication for Golf Digest, the first truly integrated marketing initiative encompassing print, email, web, SMS, mobile web and 2D barcodes for Allure Magazine, and companion apps for Lucky Magazine and Brides Magazine. He has over 17 years of experience in integrated media, spanning print operations, web design, software development and mobile solutions. Mr. Fauller spends 100% of his time on the Company’s affairs.

Jaisun Garcha serves as Snipp’s Chief Financial Officer. He has over 10 years experience in the financial accounting industry and is experienced in managing all aspects of public company financial and management reporting, forecasting and analysis, corporate governance and risk management. He holds a Bachelor of Science degree, with a double major in computer science and general biology, as well as a Diploma in Accounting from the University of British Columbia. He is a Certified General Accountant (CGA) and is a member of the Certified General Accountants Association of British Columbia. Mr. Garcha also serves as Chief Financial Officer for Multivision Communications Corp., a public company traded on the TSX Venture Exchange. Mr. Garcha spends 30% of his time on the Company’s affairs.

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Wilson (Andy) Bell serves as the Chief Technology Officer. He is the chief architect of Snipp’s Mobile Marketing Platform, having served in that position since January 2007.  He is an expert software developer and manager of mission critical systems with over 25 years in the business. Prior to joining Snipp he held a wide range of roles at SAIC in the US and overseas, and served in the US Marine Corps. He obtained his B.S. in Mathematics from the University of Mary Washington. Mr. Bell spends 100% of his time on the Company’s affairs.

Ritesh Bhavnani serves as chairman of the Company. He is one of the founders of Snipp and is a 12 year veteran of the digital media/mobile space industry. Mr. Bhavnani founded Snipp in March 2007 and has been working at the Company full-time since May 2010. From 2005 to May 2010, Mr. Bhavnani was employed at McKinsey & Company in its Media, Technology and Telecommunications practices, where he advised Fortune 500 companies, including large media conglomerates and cable providers, on issues related to digital convergence, strategy and online growth. In April 2000, Mr. Bhavnani founded Unsurface Inc., a consumer-facing digital media distribution service that was funded and whose assets were eventually acquired by Sony Music Corporation. From 2001 to 2003, Mr. Bhavnani was the General Manager at Precicompo Pvt Ltd. in India, an automobile component manufacturing business. Mr. Bhavnani has a Bachelor of Science degree from Stanford University, and a Master of Business Administration degree (with distinction) from INSEAD in France and Singapore. Mr. Bhavnani spends 100% of his time on the Company’s affairs.

Michael Dillon serves as a Director for the Company. Mr. Dillon is a seasoned shopper marketing professional with almost twenty years of experience in shopper marketing and retail-related promotion. He is currently Executive Director of Brand Activations & Shopper Marketing at Colangelo and was recently featured in Shopper Marketing's "Who's Who in Shopper Marketing Agencies". Prior to Colangelo, Mr. Dillon was Vice President of Shopper Marketing at Catalina Marketing. Mr. Dillon also formerly worked at PepsiCo where he served as Vice President, Brand Activation, Marketing. Mr. Dillon holds a Bachelor of Arts from the University of Georgia and an MBA from the University of Rochester's William E. Simon School of Business. Mr. Dillon spends 5% of his time on the Company’s affairs.

Jim Santora serves as a Director of the Company. Mr. Santora is currently Executive Vice President, Senior Account Director at BBDO, a leading worldwide advertising agency with headquarters in New York City. Mr. Santora has guided integrated brand communications strategies for clients in numerous industries ranging from soft drinks, fast foods, athletic wear, consumer products and technology. Mr. Santora helped launch the IT campaign for eBay that won multiple awards, including the 2007 Gold Effie, a pre-eminent marketing award formally given by the American Marketing Association. Prior to joining BBDO, Mr. Santora held positions at advertising agencies including Angotti, Thomas Hedge, Inc. where he worked as an account executive and McCann Erikson NY, where he worked as a media planner. Mr. Santora also was a key account sales representative at Helene Curtis Industries, Inc., (now Unilever) a former cosmetic and beauty parlour products firm. Mr. Santora holds a Bachelor of Arts degree with a major in communications from the University of New Hampshire.  Mr. Santora spends 5% of his time on the Company’s affairs.

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Conrad Swanson serves as a Director of the Company. He has 19 years' experience as a director of several publicly traded natural resource companies. Mr. Swanson has been the President and a director of International Samuel Exploration Corp. since April 1996, the Chairman and a director of Gold Reach Resources Ltd. since October 2003, and was a director of Nanika Resources Inc. from May 2008 until December 2009, all of which are mineral exploration and development companies listed on the TSX Venture Exchange. Mr. Swanson has also previously served as a director of Independent Nickel Corp. and of New World Resource Corp., two TSX Venture Exchange listed companies.  Mr. Swanson holds a BC in electronics from Vancouver College. Mr. Swanson spends 5% of his time on the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer.

COMPENSATION

The Company has no arrangements pursuant to which directors receive cash compensation for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of their position as a Director.

To assist the Company in compensating, attracting, retaining and motivating personnel, including Directors, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the

Annual General and Special Meeting of shareholders held on October 5, 2012 and continued by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on December 12, 2013.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

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Table No. 8

Summary Compensation Table

Name	Fiscal Year	Salary	Options Granted	Other Compensation

Atul Sabharwal Chief Executive Officer and Director (1)	2013 2012 2011	N/A N/A N/A	300,000 Nil Nil	$ 200,000 174,935 25,000

John Fauller Chief Operating Officer	2013 2012	$ 115,000 57,500	400,000 500,000	Nil Nil

Jaisun Garcha Chief Financial Officer (2)	2013 2012	N/A N/A	150,000 Nil	$ 36,125 38,388

Wilson (Andy) Bell Chief Technology Officer (3)	2013 2012 2011	$ 130,000 108,333 Nil	300,000 Nil Nil	$Nil 21,000 77,000

Ritesh Bhavnani Chairman (4)	2013 2012 2011	$ 139,800 9,504 65,000	300,000 Nil Nil	$ 60,200 139,222 Nil

Jim Santora Director	2013 2012 2011	N/A N/A N/A	Nil 225,000 Nil	Nil Nil Nil

Conrad Swanson, Director	2013 2012 2011	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Erik Hallstrom, Former Chief Executive Officer	2012	$ 222,048	2,583,440	Nil

Anthony Durkacz, Former Chief Financial Officer and Director (5)	2013 2012 2011	N/A N/A N/A	100,000 Nil Nil	$ 3,968 83,463 6,320

Bruce Cousins, Former Director	2012 2011	N/A N/A	Nil Nil	Nil Nil

(1)	“Other Compensation” for Atul Sabharwal is consulting fees for his services as CEO.
(2)	"Other Compensation" for Jaisun Garcha is for consulting fees for his services as CFO. These fees were paid to 681315 B.C., a private company owned by Jaisun Garcha.
(3)	“Other Compensation” for Wilson Bell is for consulting fees. Mr. Bell became an employee during fiscal 2012 and began to receive his compensation as salary at that time.
(4)	“Other Compensation” for Ritesh Bhavnani is consulting fees for services provided in addition to his services as an employee and Chairman.
(5)	Other Compensation" for Anthony Durkacz is for consulting fees for his services as CFO. These fees were paid Fortius Research & Trading Corp., a private company owed by Anthony Durkacz.

No funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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Written Management Agreements

As of September 30, 2014, the Company has written agreements in effect with Atul Sabharwal, Ritesh Bhavnani, John Fauller, and Wilson (Andy) Bell.

Under a Consulting agreement between the Company and Finalysis Group LLC (Atul Sabharwal) dated October 31, 2011, Atul Sabhawal will provide consulting services to the Company as a “C” level executive of the Company for a period of three years. Compensation will be a minimum of $150,000 annual, and consultant will be entitled to a severance payment of $75,000 if the consultant is terminated by the Company without “Good Cause” and or by the consultant for “Good Reason”. A copy of this agreement has been filed as an exhibit to this Registration Statement.

Under a Consulting agreement between the Company and Ritesh Bhavnani dated October 31, 2011, Ritesh Bhavnani will provide consulting services to the Company as the Chairman of the Company for a period of three years. Compensation will be a minimum of $150,000 annually, and consultant will be entitled to a severance payment of $75,000 if the consultant is terminated by the Company without “Good Cause” and or by the consultant for “Good Reason”. A copy of this agreement has been filed as an exhibit to this Registration Statement.

Under an Employment Agreement between the Company and John Fauller dated May 16, 2012, Mr. Fauller agrees to act as Chief Operating Officer of the Company at an annual salary of $115,000 per year. The annual salary is subject to adjustment at the Company’s discretion. The employee is also eligible for an annual incentive bonus of up to 30% of his base salary. The agreement is for no specified period and constitutes “at-will” employment. A copy of this agreement has been filed as an exhibit to this Registration Statement.

Under an Employment Agreement between the Company and Wilson A. Bell dated October 31, 2011, Mr. Bell agrees to act as Chief Technology Officer of the Company at an annual salary of $130,000 per year. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 25% of his base salary. The agreement is for no specified period and constitutes “at-will” employment. During the course of Mr. Bell’s employment and for a period of one year after the termination of his employment, he is subject to a “non-competition period” in which he may not engage, or attempt to engage, in any employment, consulting, or other activity which activity competes, directly or indirectly, with the business of the Company. A copy of this agreement has been filed as an exhibit to this Registration Statement.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

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Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board of Directors currently consists of five directors: Ritesh Bhavnani (Chairman), Atul Sabharwal (President and CEO), Michael Dillon, Conrad Swanson and Jim Santora. A majority of the Company’s directors are classified as “Independent” as Bhavnani and Sabharwal are Company employees, and Dillon, Swanson and Santora are independent. The operations of the Corporation do not support a large board of directors, and the Board has determined that the current size and constitution of the Board is appropriate for the Corporation’s current stage of development.

The Board meets for formal board meetings periodically on an ad hoc basis during the year to review and discuss the Corporation’s business activities and to consider and, if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. In addition, management informally provides updates to the Board at least once per quarter between formal Board meetings. In general, management consults with the Board when deemed appropriate to keep the Board informed regarding the Corporation’s affairs.

The Board facilitates the exercise of independent supervision over management through these various meetings. At present, the Board does not have any formal committees, other than the Audit Committee. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Corporation, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Board and management. Proposals are put forth by the Board and management and considered and discussed. If a candidate looks promising, the Board and management will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

The Board does not have a compensation committee. At the Corporation’s current stage of development, the Corporation considers that the functions of such a committee can be served by the Board as a whole. The Corporation may grant stock options to directors of the Corporation in consideration for their services provided to the Corporation.

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Assessment of Effectiveness

At present, the Board does not have a formal process for assessing the effectiveness of the Board, its committees and individual directors. These matters are dealt with on a case by case basis at the Board level.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated November 12, 2013 which has been filed as an exhibit to this Registration Statement.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of which are considered to be “independent”. All members of the Audit Committee shall be generally knowledgeable in financial and auditing matters, especially possessing the ability to read and understand fundamental financial statements. The Board shall appoint one member of the Committee as chair.

Role

The Committee shall meet at least four times annually. The Committee assists the Board with its responsibilities relating to the accounting principles, reporting practices, internal controls, and approval of the Company’s annual and quarterly financial statements and related disclosures. The Committee must establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance. It also ensures that management has designed, implemented and is maintaining an effective system of financial controls and report regulatory to the Board on the fulfillment of its duties and responsibilities. The auditors may communicate directly with the Committee and bypass management. The Committee may contact directly any employee, and any employee may bring to the Committee any matters involving questionable, illegal or improper financial practices or transactions.

The Committee has been delegated the authority to appoint, retain and oversee the work of the independent auditor and establishing the compensation to be paid to the independent auditor. It must also review the internal audit function and their effectiveness, and reviews the appropriateness and effectiveness of the Company’s internal controls and management reporting. The Company’s regulatory filings are reviewed by the Committee and reviews the policies and procedures used in the preparation of the consolidated financial statements and other disclosure documents.

Composition

The current Audit Committee members are Ritesh Bhavnani, Jim Santora, and Conrad Swanson. Jim Santora and Conrad Swanson are considered to be “independent”. Each member is financially literate.

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Staffing

As of September 30, 2014, the Company has 5 employees and 4 executive officers. In addition, the Company’s Chairman spends 100% of his time on the Company’s affairs and is compensated as an employee. Consultants are engaged on an as needed basis.

The Company has no central offices and employees work from home or temporary office space. The Company pays for their business expenses, such as phone, internet, supplies and travel expenses.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of September 30, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	11,026,573	15.28%
Common	Ritesh Bhavnani (2)	11,026,573	15.28%
Common	John Fauller (3)	733,334	1.05%
Common	Jaisun Garcha (4)	2,361,000	3.36%
Common	Wilson (Andy) Bell (5)	3,771,715	5.35%
Common	Michael Dillion (6)	200,000	0.29%
Common	Jim Santora (7)	150,000	0.22%
Common	Conrad Swanson (8)	1,011,000	1.45%

	Total Directors/Officers	30,280,195	38.81%

(1)

Of these shares, 300,000 represent currently exercisable stock options and 2,447,891 represent currently exercisable warrants. 1,335,554 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(2)

Of these shares, 300,000 represent currently exercisable stock options and 2,447,891 represent currently exercisable warrants. 1,335,554 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(3)	Of these shares, 733,334 represent currently exercisable share purchase options. An additional 166,666 options have been granted but are not yet vested.
(4)

Of these shares, 361,000 represent currently exercisable stock options and 400,000 represent currently exercisable warrants. 550,000 of the common shares are owned by 681315 B.C., a private company owned by Jaisun Garcha. 75,000 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(5)

Of these shares, 300,000 represent currently exercisable stock options and 742,642 represent currently exercisable warrants. 409,361 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(6)	Of these shares, 200,000 represent currently exercisable stock options.
(7)	Of these shares, 150,000 represent currently exercisable share purchase options. An additional 75,000 options have been granted but are not yet vested.
(8)

Of these shares, 211,000 represent currently exercisable stock options. 120,000 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

- 51 -

Based upon 69,422,638 common shares outstanding as of September 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On September 30, 2014, the shareholders' list for the Company's common shares showed 42 registered shareholders, including depositories, and 69,422,638 common shares issued and outstanding. Of the total registered non-depository shareholders, 24 are resident in Canada holding 47,460,358 common shares, or 68% of the total issued and outstanding; 10 are resident in the United States holding 19,020,160 common shares, or 27% of the total issued and outstanding; and 8 are resident in other countries holding 2,942,120 common shares, or 4% of the total issued and outstanding.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of September 30, 2014, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	11,026,573	15.28%
Common	Ritesh Bhavnani (2)	11,026,573	15.28%
Common	Wilson (Andy) Bell (3)	3,771,715	5.35%

(1)

Of these shares, 300,000 represent currently exercisable stock options and 2,447,891 represent currently exercisable warrants. 1,335,554 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(2)

Of these shares, 300,000 represent currently exercisable stock options and 2,447,891 represent currently exercisable warrants. 1,335,554 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(3)

Of these shares, 300,000 represent currently exercisable stock options and 742,642 represent currently exercisable warrants. 409,361 are common shares that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

- 52 -

Based upon 69,422,638 common shares outstanding as of September 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During fiscal 2012, upon closing of the Company’s Qualified Transaction, Anthony Durkacz, an officer of the Company forgave a $15,787 related party loan to the Company.

As of December 31, 2013, the Company owed a total of $208,476 (2012 - $54,550; 2011 - $Nil) to Officers and Directors which represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured, and have no specified terms of repayment.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of December 31, 2013, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value.  There were 52,452,638 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2013, and 69,422,638 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2014.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “SPN”. The CUSIP number is 83306Y102. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

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Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six  months ending September 30, 2014;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2014; and

•

each of the last four fiscal years ending December 31, 2013.

The Company first commenced trading on August 25, 2010 under the symbol “ALY.P”. Upon the completion of the Company’s Qualifying Transaction, the stock resumed trading under its new symbol “SPN” on March 6, 2012.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

September 2014	$ 0.38	$ 0.22	$ 0.31
August 2014	0.24	0.19	0.24
July 2014	0.20	0.15	0.19
June 2014	0.19	0.14	0.17
May 2014	0.17	0.14	0.14
April 2014	0.12	0.09	0.14

Three Months Ended September 30, 2014	$ 0.38	$ 0.15	$ 0.31
Three Months Ended June 30, 2014	0.19	0.14	0.17
Three Months Ended March 31, 2014	0.22	0.09	0.13
Three Months Ended December 31, 2013	0.13	0.08	0.13

Three Months Ended September 30, 2013	$ 0.11	$ 0.07	$ 0.11
Three Months Ended June 30, 2013	0.12	0.06	0.09
Three Months Ended March 31, 2013	0.12	0.05	0.10
Three Months Ended December 31, 2012	0.18	0.08	0.12

Three Months Ended September 30, 2012	$ 0.24	$ 0.12	$ 0.17
Three Months Ended June 30, 2012	0.21	0.12	0.14
Three Months Ended March 31, 2012 *	0.23	0.15	0.19
Three Months Ended December 31, 2011	0.10	0.10	0.10

Fiscal Year Ended December 31, 2013	$ 0.13	$ 0.05	$ 0.13
Fiscal Year Ended December 31, 2012	0.24	0.08	0.12
Fiscal Year Ended December 31, 2011	0.15	0.10	0.10
Fiscal Year Ended December 31, 2010	0.15	0.11	0.12

* The Company’s shares were suspended from trading from November 18, 2011 to March 6, 2012 policy for the completion of the Qualifying Transaction as per the TSX Venture Exchange.

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Table No. 12 lists, as of September 30, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

1,200,000	C$0.15	December 6, 2015
3,175,000	C$0.15	January 24, 2016
6,188,688	$0.13	March 1, 2017
10,280,000	$0.20	July 14, 2017
TOTAL 20,843,688

Table No. 12a lists, as of September 30, 2014, Finder’s Options outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12a

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/Unit	Expiration Date

792,000	C$0.15*	July 14, 2017

* The Finder’s Options were issued pursuant to the private placement of common share units completed on July 15, 2014. Each Finder’s Option entitles the holder to purchase one Finder’s Unit at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

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The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of the Dealer Members of the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital since inception are as follows:

During Fiscal 2014 through September 30, 2014, the Company completed the second tranche of a private placement. The tranche consisted of 6,350,000 common share units at a price of C$0.10 per unit for gross proceeds of $573,469 (C$635,000). Each unit consisted of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into a common share at a price of C$0.15 until January 24, 2016. The Company also completed the private placement of 10,400,000 common share units at a price of $0.15 per unit for gross proceeds of C$1,560,000. Each unit consisted of one common share and one common stock purchase warrant, with each warrant exercisable at a price of $0.20 until July 14, 2017.the Company paid finder’s fees of $118,000 cash and issued 792,000 finder’s options. Each finder’s option allows the holder to convert into one common share unit at a price of C$0.15, with each unit consisting of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.20 until July 14, 2017.

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During Fiscal 2013 ended December 31, 2013, the Company issued a total of 4,400,000 common shares through two private placements. Under the first placement, the Company issued 2,000,000 common shares at a price of C$0.10 per share for gross proceeds of $192,520 (C$200,000). Under the second placement, the Company sold 2,400,000 common share units at a price of C$0.10 per unit for gross proceeds of $225,216 (C$240,000) as the first tranche of a non-brokered private placement. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of C$0.15 until December 6, 2015.

During Fiscal 2012 ended December 31, 2012, the Company issued a total of 35,504,618 new common shares:

•

The Company completed its Qualifying Transaction with Consumer Impulse. Prior to the QT, the Company had 10,550,000 common shares outstanding and Consumer Impulse had 1,998,020 common shares and 700,000 Series A preferred shares outstanding. Pursuant to the Company issued 22,742,305 common shares, 6,188,688 common stock warrants and 37,499,997 Series 1 preferred shares. All of the Series 1 preferred shares were redeemed immediately after closing the transaction for $3,807, and the previously outstanding 10,550,000 common shares of the Company were deemed to have been issued as part of the accounting for the transaction. The Company also issued 400,000 common shares pursuant to a finder’s fee.

•

As a condition for closing the QT, the Company completed a private placement of 13,333,333 units at a price of C$0.15 per unit for gross proceeds of $2,030,600 (C$2,000,000). Each unit consisted of one common share and one warrant which entitles the holder to purchase one additional common share at a price of C$0.22 if exercised within one year of closing and at a price of C$0.27 per share within two years of closing, with the warrants expiring two years after the transaction closing date.

During Fiscal 2011 ended December 31, 2011, the Company issued no common shares.

During Fiscal 2010 ended December 31, 2010, the Company issued no common shares.

Shares Issued for Assets Other Than Cash

During fiscal 2012 ended December 31, 2012, the Company completed its Qualifying Transaction with Consumer Impulse. Prior to the QT, the Company had 10,550,000 common shares outstanding and Consumer Impulse had 1,998,020 common shares and 700,000 Series A preferred shares outstanding. Pursuant to the Company issued 22,742,305 common shares, 6,188,688 common stock warrants and 37,499,997 Series 1 preferred shares. All of the Series 1 preferred shares were redeemed immediately after closing the transaction for $3,807, and the previously outstanding 10,550,000 common shares of the Company were deemed to have been issued as part of the accounting for the transaction. The Company also issued 400,000 common shares pursuant to a finder’s fee.

Other than the shares issued pursuant to the QT, the Company has issued no shares for assets other than cash during the last 5 fiscal years.

Shares Held By Company

-No Disclosure Necessary-

- 57 -

ESCROW SHARES

The Company currently has common shares in escrow subject to two separate escrow agreements.

IPO Escrow Agreement

Under Canadian National Policy 46-201, Escrow for Initial Public Offerings, certain of the Company's common shares are subject to an escrow agreement.

Under an agreement between the Company and Computershare Investor Services as Escrow Agent dated July 15, 2010, 4,500,000 common shares held by insiders were held in escrow pursuant to the Company's Initial Public Offering pursuant to the rules of the TSX Venture Exchange.

The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all Escrowed Shares except as set out in Part 5 of the Escrow Agreement. The Escrow Agreement permits a transfer of escrowed shares to directors, senior officers or other principals of the Company as defined therein. In the event of the bankruptcy or death of a holder of Escrowed Shares, the Escrow Agent, may transmit such holders‟ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the escrowed shares. Escrowed Shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects. The Escrow Agreement allows the holders to transfer Escrowed Shares to other parties upon a realization of pledged, mortgaged or charged escrow shares or into the escrow holders‟ Registered Retirement Savings Plans, Registered Retirement Income Funds or similar registered plans, subject to the Escrow Agent receiving satisfactory supporting documentation in accordance with the Escrow Agreement.

The shares will be released from escrow under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Originally Escrowed Shares to be Released
Date of Canadian exchange listing	10%	450,000
6 months following listing	15%	675,000
12 months following Bulletin	15%	675,000
18 months following Bulletin	15%	675,000
24 months following Bulletin	15%	675,000
30 months following Bulletin	15%	675,000
36 months following Bulletin	15%	675,000

The Company’s shares began trading on the TSX Venture Exchange under the symbol “ALY.P” on August 25, 2010, and the initial 10% of escrowed shares were released on that date.

- 58 -

The current Company insiders with common shares subject to the IPO escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Shares to be Released on March 5, 2015

Conrad Swanson	550,000	120,000
Jaisun Garcha	425,000	75,000

A copy of the IPO Escrow Agreement has been filed as an exhibit to this Registration Statement.

Merger Escrow Agreement

Under a separate escrow agreement dated March 1, 2012 between the Company and Computershare Investor Services as Escrow Agent related to the merger agreement,

23,142,305 common shares owned by insiders of Consumer Impulse pursuant to the merger agreement were held in escrow. Upon closing of the merger agreement, 10% of the common shares were released from escrow, with 15% released on every 6 month anniversary thereafter.

The insiders with common shares subject to the merger escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Shares to be Released on March 5, 2015

Atul Sabharwal	8,903,682	1,335,554
Ritesh Bhavani	8,903,682	1,335,554
Wilson A. Bell	2,729,073	409,361

A copy of the Merger Escrow Agreement has been filed as an exhibit to this Registration Statement.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a “Fixed” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual and Special Meeting of shareholders held on October 5, 2012 and continued by a vote of the shareholders at the Annual and Special Meeting held on December 12, 2013.

- 59 -

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 20% of the currently issued common shares of the Company as at the record date of the Company’s previous Annual General Meeting. The Board shall not grant options to any one person in any 12 month period which will exceed 5% of the issued and outstanding shares of the Company as determined at the time of the grant of the option, unless the Company has obtained disinterested shareholder approval. The number of options granted to any one consultant in a 12 month period shall not exceed 2% of the issued and outstanding shares at the time of the grant of the option. The aggregate number of options granted to any person conducing investor relations activities in any 12 month period shall not exceed 2% of the issued and outstanding shares at the time of the grant.

Upon expiry of an option, or in the even an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan. In the case of death of the Optionee, the options shall terminate on the first anniversary of the date of death of the Optionee, also subject to the terms and conditions of the Plan.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of ten years from granting. Within this ten year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders".

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on December 12, 2013 has been included as an exhibit to this Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of September 30, 2014, as well as the number of options granted to Directors and all employees as a group.

- 60 -

Table No. 13

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Atul Sabharwal, CEO and Director	100,000 200,000	100,000 200,000	$ 0.10 0.12	February 25, 2018 December 18, 2018

Ritesh Bhavnani, Chairman and Director	100,000 200,000	100,000 200,000	$ 0.10 0.12	February 25, 2018 December 18, 2018

John Fauller, Chief Operating Officer	500,000 200,000 200,000	333,334 200,000 200,000	$ 0.19 0.10 0.12	August 27, 2017 February 25, 2018 December 18, 2018

Jaisun Garcha, Chief Financial Officer	211,000 50,000 100,000	211,000 50,000 100,000	$ 0.10 0.10 0.12	August 25, 2015 February 25, 2018 December 18, 2018

Wilson (Andy) Bell, Chief Technology Officer	100,000 200,000	100,000 200,000	$ 0.10 0.12	February 25, 2018 December 18, 2018

Michael Dillon, Director	200,000	200,000	$0.105	April 10, 2019

Jim Santora, Director	225,000	150,000	$ 0.19	August 27, 2017

Conrad Swanson, Director	211,000	211,000	$ 0.10	August 25, 2015

Employees/Consultants/ Former Officers/Directors	55,000 227,500 100,000 400,000 100,000 350,000 100,000	36,666 227,500 100,000 400,000 100,000 50,000 12,500	$ 0.19 0.10 0.10 0.12 0.10 0.185 0.25	August 27, 2017 February 25, 2018 July 15, 2018 December 18, 2018 April 20, 2019 August 11, 2019 September 10, 2019

Total Officers and Directors	2,797,000	2,555,334

Total Employees/Consultants/ Former Officers/Directors	1,332,500	926,666

Total	4,129,500	3,482,000

- 61 -

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on January 21, 2010 under the name “Alya Ventures Ltd.” under the provisions of the Business Corporations Act (B.C.) (the "Act"). The Company changed its name to “Snipp Interactive Inc.” effective March 5, 2012.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Part 16 of the Company’s bylaws address the powers and duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

A Director need not to be a shareholder as qualification for his or her office. There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

- 62 -

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of that director, fixed by ordinary resolution, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Part 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the Company must indemnify a director, former director, or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.2. Subject to restrictions in the Business Corporations Act, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number common shares without par value, and an unlimited number of preferred shares, without par value, issuable in series, which includes an unlimited number of Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share.

Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

Holders of Series 1 voting preferred shares are entitled to receive notice and attend all meetings of shareholders and receive one vote for each share held of record, except meetings of which holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. No dividends shall be declared or paid on the Series 1 preferred shares. I the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company, the holders of the Series 1 preferred shares are not entitled to receive any return on capital or proceeds from the liquidation, dissolution or winding-up of the Company. The Company may, at its option, redeem all or from time to time any part of the outstanding Series 1 preferred shares on payment to the holders thereof, for the shares to be redeemed, of the redemption price per share. The price at which the Company may redeem the whole or any part of the Series 1 preferred shares outstanding shall be the sum of 1/100th of $0.01 for each Series 1 preferred share. Series 1 preferred shares redeemed by the Company shall be cancelled and may not be reissued.

- 63 -

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act. No alteration, as provided in Article 9, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Act, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this 20-F Registration Statement.

Material Contracts

1.

Cross-Marketing Agreement between e-Winery Solutions, NXT-Wine Mobile LLC and the Company dated November 9, 2012. Under the agreement, the Company will provide mobile marketing services to e-Winery customers. The initial term of the agreement is for two years, and shall be renewed annually thereafter unless either party gives notice of cancellation at least 60 days prior to the anniversary date of the renewal. A copy of this agreement has been filed as an exhibit to this Registration Statement.

2

Consulting agreement between the Company and Finalysis Group LLC (Atul Sabharwal) dated October 31, 2011. Under the agreement, Atul Sabhawal will provide consulting services to the Company as a “C” level executive of the Company for a period of three years. Compensation will be a minimum of $150,000 annually, and consultant will be entitled to a severance payment of $75,000 if the consultant is terminated by the Company without “Good Cause” and or by the consultant for “Good Reason”. A copy of this agreement has been filed as an exhibit to this Registration Statement.

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3.

Consulting agreement between the Company and Ritesh Bhavnani dated October 31, 2011. Under the agreement, Ritesh Bhavnani will provide consulting services to the Company as the Chairman of the Company for a period of three years. Compensation will be a minimum of $150,000 annually, and consultant will be entitled to a severance payment of $75,000 if the consultant is terminated by the Company without “Good Cause” and or by the consultant for “Good Reason”. A copy of this agreement has been filed as an exhibit to this Registration Statement.

4.

Employment Agreement between the Company and John Fauller dated May 16, 2012. Under the agreement, Mr. Fauller agrees to act as Chief Operating Officer of the Company at an annual salary of $115,000 per year. The annual salary is subject to adjustment at the Company’s discretion. The employee is also eligible for an annual incentive bonus of up to 30% of his base salary. The agreement is for no specified period and constitutes “at-will” employment. A copy of this agreement has been filed as an exhibit to this Registration Statement.

5.

Employment Agreement between the Company and Wilson A. Bell dated October 31, 2011. Under the agreement, Mr. Bell agrees to act as Chief Technology Officer of the Company at an annual salary of $130,000 per year. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 25% of his base salary. The agreement is for no specified period and constitutes “at-will” employment. During the course of Mr. Bell’s employment and for a period of one year after the termination of his employment, he is subject to a “non-competition period”. A copy of this agreement has been filed as an exhibit to this Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the Company’s organizing documents on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

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This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

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A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

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This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

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Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

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A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

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In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

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Statement by Experts

The Company’s auditors for the financial statements for its fiscal year ended December 31, 2013, was MNP LLP, Chartered Professional Accountants. The auditor for its financial statements for the year ended December 31, 2012 was MSCM LLP, Charter Accountants, prior to the acquisition by MNP LLP, Chartered Professional Accountants. The auditor for its financial statements for the fiscal year ended December 31, 2011 was Davidson & Company LLP. The audit reports are included with the related financial statements and their consents have been filed as exhibits to this Registration Statement.

Documents on Display

All documents incorporated in this 20-F Registration Statement may be viewed at the Company’s head office located at 6708 Tulip Hill Terrace, Bethesda, MD 20816.

Item 11.  Disclosures about Market Risk

The Company is subject to certain kinds of Market Risk.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $900.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, note receivable, HST receivable and accounts payable and accrued liabilities that are denominated in a foreign currency. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $600.

Marketable Securities Price Risk

The Company is exposed to marketable securities price risk to the extent that the marketable securities held by the Company are subject to volatile fluctuations in market price. The marketable securities price risk on marketable securities is considered significant. A plus or minus $0.10 change in share price would affect profit or loss and comprehensive profit or loss by approximately $200.

Derivative Liability Price Risk

The Company is exposed to fluctuations in the fair value of the derivative liability due to fluctuations in the market price of its own stock. Assuming that the other input variables of the Black-Scholes valuation model stay the same, a plus or minus 1% change in the market price of the Company’s stock would cause an increase in value of $3,149 and a decrease in value of $3,082.

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Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

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Item 16F.  Change in Registrant’s Certifying Accountant

At the Annual General Meeting of the Company held on October 5, 2012, the Company’s shareholders ratified the appointment of MSCM LLP (now MNP LLP) as auditor in place of Davidson & Company LLP, who was not nominated for re-election by the Company’s Audit Committee. There was no disagreements between the Company and the former auditors, and the accountant’s report on the financial statements for each of the two prior fiscal periods contained no adverse opinions or disclaimer of opinions. The Company did not consult with MSCM LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Davidson & Company LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to this Amended Form 20-F.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in U.S. Dollars ($) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audits reports of MNP LLP, Chartered Professional Accountants, and Davidson & Company, LLP, Chartered Accountants,  are included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of MNP LLP, Chartered Professional Accountants, and Davidson & Company, LLP, Chartered Accountants for the audited financial statements is included herein immediately preceding the audited financial statements.

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Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, Chartered Professional Accountants, dated October 17, 2014.

Report of Independent Registered Public Accounting Firm of Davidson & Company LLP, dated October 17, 2014

Statements of Financial Position at December 31, 2013 and 2012.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2013 and 2012 and 2011.

Statements of Cash Flows for the years ended December 31, 2013 and 2012 and 2011.

Statements of Changes in Equity for the years ended December 31, 2013 and 2012.

Notes to Financial Statements

Interim (Unaudited) Financial Statements

Condensed Interim Consolidated Statements of Financial Position at June 30, 2014 and December 31, 2013.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six month periods ended June 30, 2014 and 2013.

Condensed Interim Statements of Cash Flows for the three and six month periods ended June 30, 2014 and 2013.

Statements of Changes in Equity (Deficiency) for the six month periods ended June 30, 2014 and 2013.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation dated January 21, 2010. *

b)

Certificate of Change of Name dated March 1, 2012. *

c)

Articles and Bylaws dated January 21, 2010. *

d)

Directors Resolutions dated February 24, 2012. *

2.

Instruments defining the rights of holders of the securities being registered

-=See Exhibit Number 1=-

3.

Voting Trust Agreements - N/A

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4.

Material Contracts

a.

Cross-Marketing Agreement between e-Winery Solutions, NXT-Wine Mobile LLC and the Company dated November 9, 2012. *

b

Consulting Agreement between the Company and Finalysis Group LLC (Atul Sabharwal) dated October 31, 2011. *

c.

Consulting Agreement between the Company and Ritesh Bhavnani dated October 31, 2011. *

d.

Employment Agreement between the Company and John Fauller dated May 16, 2012. *

e.

Employment Agreement between the Company and Wilson A. Bell dated October 31, 2011. *

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents

a)

Consent of MNP LLP, Chartered Professional Accountants, dated February 23, 2015.

b)

Consent of Davidson & Company, LLP, Chartered Accountants, dated February 23, 2015.

c)

Copy of 2012 Stock Option Plan *

d)

Copy of Management Information Circular for the Annual General Meeting of Shareholders held on December 12, 2013. *

e)

Form of Proxy for the Annual General Meeting of Shareholders held on December 12, 2013. *

f)

CPC Escrow Agreement between the Company and Computershare dated July 15, 2010. *

g)

Value Security Escrow Agreement between the Company and Computershare dated March 1, 2012. *

h)

Letter from former auditor Davidson & Company LLP dated February 23, 2015.

*  Filed as exhibits to the Company’s Form 20-F Registration filed on October 22, 2014.

- 77 -

SNIPP INTERACTIVE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

- 78 -

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SNIPP Interactive Inc.

We have audited the accompanying consolidated financial statements of SNIPP Interactive Inc. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SNIPP Interactive Inc. and its subsidiaries as at December 31, 2013 and 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

October 17, 2014

- 79 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Snipp Interactive Inc.

We have audited the accompanying consolidated financial statements of Snipp Interactive Inc., which comprise the consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Snipp Interactive Inc. for the year ended December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 26, 2012

- 80 -

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
As at
	December 31, 2013	December 31, 2012

ASSETS

Current
Cash and cash equivalents (Note 3)	$213,046	$650,670
Accounts receivable, net of allowance for doubtful accounts of $15,000 (2012 - $12,000)	345,261	201,934
Note receivable (Note 5)	-	50,255
HST receivable	5,704	11,378
Marketable securities (Note 5)	132	503
Deposits and prepaid expenses	25,287	54,046

	589,430	968,786

Equipment (Note 6)	16,198	21,106
Intangible assets (Note 7)	212,879	127,185

	$818,507	$1,117,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Deferred revenue	$-	$60,326
Accounts payable and accrued liabilities	115,188	137,645
Due to related parties (Note 8)	208,476	54,550

	323,664	252,521

Derivative liability (Note 10)	61,077	1,230,128

	384,741	1,482,649

Shareholders’ equity (deficiency)
Common shares (Note 11)	1,897,817	1,547,304
Share subscriptions (Note 18)	17,159	-
Warrants (Note 11)	534,153	112,357
Warrants – Strategic sales partnership agreement (Note 12)	-	174,931
Contributed surplus	329,040	99,150
Deficit	(2,201,752)	(2,277,349)
Accumulated other comprehensive loss	(142,651)	(21,965)

	433,766	(365,572)

	$818,507	$1,117,077

Nature and continuance of operations (Note 1)
Subsequent events (Note 18)

Approved and authorized by the Board of Directors on October 17, 2014.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these consolidated financial statements.

- 81 -

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

REVENUE
Campaign revenue	$870,420	$511,854	$379,222

EXPENSES
Salaries and compensation (Note 8)	1,098,609	1,117,689	182,611
General and administrative	84,407	124,876	7,679
Communications infrastructure	119,986	91,018	52,042
Software development	101,679	75,861	47,250
Professional fees	41,086	141,662	53,218
Marketing and investor relations	70,169	174,676	34,091
Travel	67,675	85,875	18,069
Bad debt expense	15,000	12,000	-
Amortization of intangibles	42,821	13,905	-
Depreciation of equipment	4,908	3,366	-
Stock-based compensation (Note 11)	229,890	99,150	-
Strategic sales partnership compensation (Note 12)	(174,931)	174,931	-

	1,701,299	2,115,009	394,960

Net loss before interest and other income, foreign exchange, accretion on note receivable, unrealized loss on marketable securities, listing expense, change in fair value of derivative liability	(830,879)	(1,603,155)	(15,738)

Interest and other income, foreign exchange, accretion on note receivable, unrealized loss on marketable securities, listing expense, change in fair value of derivative liability
Interest income	3,397	10,919	-
Other income (Note 8)	-	15,787	-
Accretion on note receivable (Note 5)	-	4,018	-
Foreign exchange gain	106,961	-	-
Unrealized loss on marketable securities	(343)	(3,524)	-
Listing expense (Note 16)	-	(514,284)	-
Change in fair value of derivative liability (Note 10)	796,461	(147,650)	-

Net income (loss) for the year	75,597	(2,237,889)	(15,738)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	(120,686)	(21,705)	(306)

Comprehensive loss for the year	$(45,089)	$(2,259,594)	$(16,044)

Basic and diluted income (loss) per common share	$0.00	$(0.05)	$(0.01)

Weighted average number of common shares outstanding	48,952,364	41,590,109	1,998,020

The accompanying notes are an integral part of these consolidated financial statements.

- 82 -

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$75,597	$(2,237,889)	$(15,738)
Items not involving cash:
Amortization of intangibles	42,821	13,905	-
Depreciation of equipment	4,908	3,366	-
Other income	-	(15,787)	-
Stock-based compensation	229,890	99,150	-
Strategic sales partnership compensation	(174,931)	174,931	-
Listing expense	-	514,284	-
Change in fair value of derivative liability	(796,461)	147,650	-
Changes in non-cash working capital items:
Accounts receivable	(143,327)	(131,814)	16,353
HST receivable	5,674	(11,378)	-
Deposits and prepaid expenses	28,759	(33,740)	-
Deferred revenue	(60,326)	50,161	10,165
Accounts payable and accrued liabilities	(22,457)	47,952	56,229
Due to related parties	153,926	10,430	6,051

Net cash flows used in operating activities	(655,927)	(1,368,779)	73,060

CASH FLOWS FROM INVESTING ACTIVITIES
Note receivable	50,255	(50,255)	-
Marketable securities	371	(503)	-
Additions to equipment	-	(24,472)	-
Additions to intangible assets	(128,515)	(141,090)	-

Net cash flows used in investing activities	(77,889)	(216,320)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Cash acquired from Transaction (Note 16)	-	276,551	-
Proceeds from common shares issued	417,736	2,030,600	-
Share issuance costs	(18,017)	(210,585)	-
Proceeds from share subscriptions	17,159	-	-
Proceeds from options exercised	-	104,457	-
Redemption of preferred shares	-	(3,807)	-

Net cash flows provided by financing activities	416,878	2,197,216	-

Effect of exchange rate changes	(120,686)	(21,705)	(306)

Change in cash for the year	(437,624)	590,412	72,754

Cash and cash equivalents, beginning of year	650,670	60,258	(12,496)

Cash and cash equivalents, end of year	$213,046	$650,670	$60,258

Supplemental disclosure regarding cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

- 83 -

SNIPP INTERACTIVE INC.
STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
	Common Shares	Amount	Preferred Shares	Amount	Share Subscriptions	Warrants	Warrants - Strategic Sales Partnership	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2011	1,998,020	$ 1,998	700,000	$ 700	$ -	$ -	$ -	$ -	$ (260)	$ (39,460)	$ (37,022)
Elimination of Consumer Impulse common and preferred shares	(1,998,020)	700	(700,000)	(700)							-
Notionally Snipp acquires Alya	10,550,000	814,969	-	-	-	-	-	-	-	-	814,969
Transaction shares issued by Alya	23,142,305	-	37,499,997	3,807	-	-	-	-	-	-	3,807
Fair value of derivative liability
on 6,188,688 Transaction warrants	-	(404,796)	-	-	-	-	-	-	-	-	(404,796)
Redemption of preferred shares	-	-	(37,499,997)	(3,807)		-	-	-	-	-	(3,807)
Financing shares issued	13,333,333	2,030,600	-	-	-	-	-	-	-	-	2,030,600
Fair value of derivative liability
on 13,333,333 Financing warrants	-	(677,682)	-	-	-	-	-	-	-	-	(677,682)
Financing issuance costs	-	(210,585)	-	-	-	-	-	-	-	-	(210,585)
Fair value of 1,333,333 Broker warrants	-	(112,357)	-	-	-	112,357	-	-	-	-	-
Stock-based compensation (Note 11)	-	-	-	-	-	-	-	99,150	-	-	99,150
Strategic sales partnership compensation	-	-	-	-	-	-	174,931	-	-	-	174,931
Stock options exercised	422,000	44,566	-	-	-	-	-	-	-	-	44,566
Agent’s options exercised	605,000	59,891	-	-	-	-	-	-	-	-	59,891
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(21,705)	-	(21,705)
Net loss for the year	-	-	-	-	-	-	-	-	-	(2,237,889)	(2,237,889)

Balance, December 31, 2012	48,052,638	1,547,304	-	-	-	112,357	174,931	99,150	(21,965)	(2,277,349)	(365,572)
Private placement shares issued	2,000,000	192,520	-	-	-	-	-	-	-	-	192,520
Private placement shares issued	2,400,000	225,216	-	-	-	-	-	-	-	-	225,216
Fair value of derivative liability
on 1,200,000 Financing warrants	-	(49,206)	-	-	-	-	-	-	-	-	(49,206)
Financing issuance costs	-	(18,017)	-	-	-	-	-	-	-	-	(18,017)
Share subscriptions	-	-	-	-	17,159	-	-	-	-	-	17,159
Stock-based compensation (Note 11)	-	-	-	-	-	-	-	229,890	-	-	229,890
Strategic sales partnership compensation	-	-	-	-	-	-	(174,931)	-	-	-	(174,931)
Fair value of amended transaction warrants	-	-	-	-	-	421,796	-	-	-	-	421,796
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(120,686)	-	(120,686)
Net income for the year	-	-	-	-	-	-	-	-	-	75,597	75,597

Balance, December 31, 2013	52,452,638	$ 1,897,817	-	$ -	$ 17,159	$ 534,153	$ -	$ 329,040	$ (142,651)	$ (2,201,752)	$ 433,766

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

1.

NATURE AND CONTINUANCE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) (formerly Alya Ventures Ltd.) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. The principal business of the Company was to negotiate an acquisition or participation in a business subject to acceptance by regulatory authorities and, in certain cases, shareholder approval (the “Qualifying Transaction”).

On March 1, 2012, the Company completed its Qualifying Transaction (the “Transaction”) with Consumer Impulse, Inc. (“Consumer Impulse”) and a concurrent financing whereby the Company acquired all of the issued and outstanding securities of Consumer Impulse in exchange for the issuance of securities of the Company. For accounting purposes, this share exchange is treated as a reverse takeover with Consumer Impulse being the accounting acquirer and the go-forward financial statements reflect Consumer Impulse’s history from its inception on March 30, 2007 (Note 16). The fiscal year-end of the Company was changed to December 31 from March 31.

Consumer Impulse was incorporated under the laws of the State of Delaware on March 30, 2007 and its business is to provide a full suite of mobile marketing services in the US, Canada, Mexico and the Middle East. The business of Consumer Impulse has become the business of the Company. During the year ended December 31, 2013, Consumer Impulse changed its name to Snipp Interactive Inc.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the year ended December 31, 2013, the Company recognized net income of $75,597 and used cash of $655,927 in operating activities. During the year ended December 31, 2013, the Company recognized net loss before interest and other income, foreign exchange, accretion on note receivable, unrealized loss on marketable securities, listing expense, change in fair value of derivative liability, of $830,879. At December 31, 2013, the Company had working capital of $265,766 and a deficit of $2,201,752.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

The registered address, head office, principal address and records office of the Company are located at 6708 Tulip Hill Terrace, Bethesda, Maryland, 20816.

The consolidated financial statements were authorized for issuance by the Board of Directors on October 17, 2014.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRS in effect as at December 31, 2013.

- 85 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which is incorporated in Delaware, USA and Snipp Canada Inc., which is incorporated in Canada. All material inter-company balances and transactions have been eliminated.

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

Intangible assets

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits;

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

- 86 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates (cont’d…)

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model or the Binomial Tree option pricing model.

iii)

The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset.

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of both the Transaction warrants and Financing warrants, as defined and described in Note 11, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 10.

Revenue recognition

The Company provides a full suite of mobile marketing services in the US, Canada, Mexico and the Middle East, and generates revenue by designing, constructing, implementing and managing these mobile marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured.

Cash received in advance of services performed is recorded as deferred revenue.

Deferred taxes

Deferred taxes are recorded using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more probable than not that a deferred tax asset will be recovered, it does not recognize the asset.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of the legal subsidiary, Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), is the U.S. Dollar and the functional currency of its subsidiary, Snipp Canada Inc., is the Canadian Dollar.   The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The presentation currency of the Company’s consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S.

- 87 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currencies (cont’d…)

dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period.   Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable, and note receivable, are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

- 88 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial liabilities (cont’d…)

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

- 89 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model or the Binomial Tree option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Changes in accounting policies

As of January 1, 2013, the Company adopted the following new IFRS standards and amendments in accordance with the transitional provisions of each standard.

IFRS 10 “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 11 “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 13 “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The adoption of this standard had no impact on the Company's consolidated financial statements.

- 90 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures.

In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements. The effective date for IFRS 9 has not yet been determined. Early adoption is permitted and the standard is required to be applied retrospectively. Management does not expect there to be a significant impact for the Company upon implementation of the issued standard.

3.

CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012

Cash on deposit	$ 123,727	$ 373,765
Cashable Guaranteed Investment Certificates	89,319	276,905

Total	$ 213,046	$ 650,670

As at December 31, 2013 the Company held C$95,000 in Cashable Guaranteed Investment Certificates (GIC). The terms of the GICs are as follows:

Investment	Amount Invested	Interest Rate	Maturity Date
GIC #1	C$95,000	P-1.75%	December 6, 2015

4.

ECONOMIC DEPENDENCE AND SEGMENTED INFORMATION

Significant customers

As at December 31, 2013, five customers accounted for 77% of accounts receivable. Two customers accounted for 48% of revenue for the year ended December 31, 2013. Sales from these two customers during the year ended December 31, 2013 amounted to $311,126 and $104,700, which represented 36% and 12% of total revenue respectively. Six customers accounted for 89% of accounts receivable and seven customers accounted for 88% of revenue for the year ended December 31, 2012. Sales from five of these customers amounted to $109,000, $78,000, $75,000, $60,030 and $51,000, which represented 21%, 15%, 15%, 12% and 10% of total revenue respectively.

- 91 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

4.

ECONOMIC DEPENDENCE AND SEGMENTED INFORMATION

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing services in Canada, United States and internationally (Middle East and Mexico).  No significant non-current assets are held outside of the United States.

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012

United States	$ 696,490	$ 395,665
International	158,073	61,189
Canada	15,857	55,000

Total	$ 870,420	$ 511,854

5.

NOTE RECEIVABLE AND MARKETABLE SECURITIES

During the year ended December 31, 2012, the Company advanced $50,255 (C$50,000) to an unrelated company by way of a non-convertible debenture that matured on September 20, 2012. This debenture was to be repaid to the Company with 12% annual interest and 100,000 common shares in the capital of the unrelated company. The initial fair value of this debenture was determined to be C$46,000 with C$4,000 allocated to the 100,000 common shares. During the year ended December 31, 2012, the Company received the 100,000 common shares, which as at December 31, 2013, are being held as marketable securities, and the Company recognized C$4,000 of accretion on this debenture increasing the fair value to C$50,000. This debenture and all accrued interest was repaid to the Company during the year ended December 31, 2013.

6.

EQUIPMENT

December 31, 2013

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ -	$ -	$ 7,597	$ 1,202	$ 1,524	$ 2,726	$ 4,871
Computer Equipment	16,875	-	-	16,875	2,164	3,384	5,548	11,327

	$ 24,472	$ -	$ -	$ 24,472	$ 3,366	$ 4,908	$ 8,274	$ 16,198

- 92 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

6.

EQUIPMENT (cont’d…)

December 31, 2012

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ -	$ 7,597	$ -	$ 7,597	$ -	$ 1,202	$ 1,202	$ 6,395
Computer Equipment	-	16,875	-	16,875	-	2,164	2,164	14,711

	$ -	$ 24,472	$ -	$ 24,472	$ -	$ 3,366	$ 3,366	$ 21,106

7.

INTANGIBLE ASSETS

December 31, 2013

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 141,090	$ 128,515	$ -	$ 269,605	$ 13,905	$ 42,821	$ 56,726	$ 212,879

	$ 141,090	$ 128,515	$ -	$ 269,605	$ 13,905	$ 42,821	$ 56,726	$ 212,879

December 31, 2012

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ -	$ 141,090	$ -	$ 141,090	$ -	$ 13,905	$ 13,905	$ 127,185

	$ -	$ 141,090	$ -	$ 141,090	$ -	$ 13,905	$ 13,905	$ 127,185

- 93 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

8.

RELATED PARTY TRANSACTIONS

On closing of the Transaction a $15,787 related party loan was forgiven by an officer of the Company and resulted in a gain as reflected in other income on the consolidated statements of operations and comprehensive income (loss). Related party transactions not disclosed elsewhere included in expenses for the year ended December 31, 2013, and 2012 are salaries and compensation of $681,125 and $893,069, respectively, charged by officers and key management personnel of the Company.

At December 31, 2013, $97,473 (2012 – $13,427) was due to a director, $78,504 (2012 – $15,594) was due to an officer and director, $11,965 (2012 – $11,965) was due to an officer and $20,534 (2012 – $13,564) was due to an officer. The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

The remuneration of officers and other members of key management personnel during the years ended December 31, 2013, and 2012 are as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Salaries and compensation	$ 681,125	$ 737,150
One time employee fees	-	155,919
Total	$ 681,125	$ 893,069

9.

LEASE OBLIGATIONS

During the year ended December 31, 2012, the Company had entered into a lease agreement for office space in Washington, D.C., however on November 1, 2012, the Company assigned this lease to an unrelated company and no longer has any lease obligations.

- 94 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

10.

DERIVATIVE LIABILITY

The derivative liability represents the Black-Scholes valuation of the Company’s warrants that are subject to currency fluctuation as the exercise price of the Company’s warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss. The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument.

	Transaction warrants	Financing warrants	Total

Balance, December 31, 2011	$-	$-	$-
Fair value of warrants issued	404,796	677,682	1,082,478
Change in fair value	216,902	(69,252)	147,650
Balance, December 31, 2012	621,698	608,430	1,230,128
Change in fair value	(199,902)	(596,559)	(796,461)
Allocation to equity on amended warrant terms	(421,796)	-	(421,796)
Fair value of warrants issued	-	49,206	49,206
Balance, December 31, 2013	$-	$61,077	$61,077

On December 18, 2013, the Company received TSX Venture Exchange approval to change the exercise currency of the Transaction warrants from C$ to $ resulting in the elimination of the corresponding derivative liability associated with these Transaction warrants. The fair value of the Transaction warrants on the amendment date was reallocated to equity with the difference recognized through profit and loss.

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at December 31, 2013:

Financing warrants (1)

Financing warrants (2)

Risk-free interest rate

1.10%

1.10%

Expected life of warrants

0.17 years

1.93 years

Annualized volatility

125%

125%

Dividend rate

0.00%

0.00%

(1) 13,333,333 financing warrants issued on March 1, 2012

(2) 1,200,000 financing warrants issued on December 6, 2013

- 95 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

11.

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

Prior to the closing of the Transaction (the “Closing”), the Company had 10,550,000 common shares outstanding and Consumer Impulse had 1,998,020 common shares and 700,000 Series A preferred shares outstanding. On Closing the common and preferred shares of Consumer Impulse were eliminated and the Company’s 10,550,000 common shares were deemed to have been issued as part of the accounting for the Transaction.

On Closing the Company acquired all of the issued and outstanding Consumer Impulse shares in exchange for the issuance of the Company’s 22,742,305 common shares, 6,188,688 warrants and 37,499,997 Series 1 preferred shares. The 37,499,997 Series 1 preferred shares were immediately redeemed after Closing for an aggregate of $3,807. Pursuant to a finder’s fee agreement the Company also issued 400,000 shares on Closing. The 6,188,688 warrants can be exercised into 6,188,688 common shares at an exercise price of C$0.13 per common share for a period of five years from Closing. The initial fair value of these warrants was determined to be $404,796 (note 10) using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 5 years. The remaining value of $410,173 remained as common shares issued.

As a condition to Closing, the Company completed a private placement (the “Financing”) of 13,333,333 units with a subscription price of C$0.15 per unit, for gross proceeds of $2,030,600 (C$2,000,000). Each unit consisted of one common share and one financing warrant entitling the holder to purchase one common share of the Company at an exercise price of C$0.22 per share within one year of Closing and an exercise price of C$0.27 per share within two years of Closing, with such financing warrant expiring two years after the Closing. The initial fair value of the 13,333,333 warrants that were issued pursuant to the Financing was determined to be $677,682 using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 2 years. The remaining value of $1,029,976 was allocated to the 13,333,333 financing shares issued. In connection with the Financing, the Company paid to the Agent, a corporate finance fee of $20,306, $142,142 in commissions (7% of gross proceeds), and issued 1,333,333 broker warrants (10% of the securities sold in the Financing) valued at $112,357 using the Black-Scholes model. The broker warrants are exercisable on the same terms as the financing warrants. The Company also paid legal fees of $48,137 associated with the Financing included in financing issue costs.

On August 21, 2013, the Company completed a non-brokered private placement financing of 2,000,000 common shares at a price of C$0.10 per common share for gross proceeds of $192,520 (C$200,000).

On December 6, 2013, the Company completed its first tranche of a non-brokered private placement financing of 2,400,000 units with a subscription price of C$0.10 per unit, for gross proceeds of $225,216 (C$240,000). Each unit consisted of one common share and one half-share financing warrant entitling the holder of each whole warrant to purchase one common share of the Company at an exercise price of C$0.15 per share within two years of the date of distribution. The Company paid finder’s fees of $18,017 (C$19,200) for the first tranche.

- 96 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

11.

CAPITAL STOCK (cont’d…)

Escrow shares

On March 20, 2010, the Company issued 4,500,000 common shares at a price of $0.05 per common share for total proceeds of $225,000. An additional 23,142,305 common shares were issued for the Transaction with Consumer Impulse. These common shares were held in escrow and are being released pro-rata to the shareholders as to 10% of the escrow shares upon issuance of notice of final acceptance of the Qualifying Transaction by the TSX Venture Exchange and as to the remainder in six equal tranches of 15% every six months thereafter for a period of 36 months. These escrow shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities. On March 8, 2012, 2,764,231 shares were released from escrow, on September 5, 2012, 4,146,345 shares were released from escrow, on March 4, 2013, 4,146,845 shares were released from escrow and on September 5, 2013, 4,146,845 shares were released from escrow. The balance of shares remaining in escrow is 12,438,039 as of December 31, 2013 (2012 – 20,731,729).

Stock options

On December 12, 2013, disinterested shareholders approved and the Company adopted a new fixed number incentive stock option plan (the “2013 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2013 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 10,010,527 shares, being 20% of the Company’s issued and outstanding shares as at November 12, 2013. Such Options will be exercisable for a period of up to 10 years from the date of grant.  Vesting terms are determined at the time of grant by the Committee. As per the TSX-V, the 6,188,688 Transaction warrants that were issued on Closing of the Company’s Qualifying Transaction, have been treated akin to stock options and are included with the Company’s outstanding stock options for the purposes of being subject to the prescribed limit of the Company’s Option Plan. In fiscal 2013, the Company recognized stock based compensation expense of $229,890 corresponding to 2,310,000 fully vested stock options that were granted during the year ended December 31, 2013. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2013 (Risk-free interest rate: 1.40%/1.26%/1.55%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). In fiscal 2012, the Company recognized stock based compensation expense of $99,150 corresponding to 1,927,175 stock options that were granted during the year ended December 31, 2012. Of the 1,927,175 options granted, 982,175 were fully vested and 945,000 vested over a three year period beginning from the grant date. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2012 (Risk-free interest rate: 1.15%/1.31%; expected life of option: 1.0/5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2011	844,000	0.10

Exercised	(422,000)*	0.10
Granted	1,927,175	0.17

Outstanding, December 31, 2012	2,349,175	0.16

Cancelled	(197,500)	0.18
Expired	(982,175)	0.15
Granted	2,310,000	0.11

Outstanding, December 31, 2013	3,479,500	0.13

*Weighted average share price on the date the options were exercised was C$0.17

- 97 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

11.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

As at December 31, 2013, the following Options are outstanding and exercisable:

Number of Options Outstanding at December 31, 2013	Number of Options Exercisable at December 31, 2013	Exercise Price	Expiry Date
422,000	422,000	$0.10	August 25, 2015
780,000	260,000	$0.19	August 27, 2017
100,000	100,000	$0.10	February 15, 2018
777,500	777,500	$0.10	February 25, 2018
100,000	100,000	$0.10	July 15, 2018
1,300,000	1,300,000	$0.12	December 18, 2018
3,479,500	2,959,500

Agent’s Options

Agent’s Options activity is presented below:

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding and exercisable, December 31, 2011	605,000	0.10

Exercised	(605,000)	0.10

Outstanding and exercisable, December 31, 2012 and December 31, 2013	-	-

Broker Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2011	–	–

Issued	1,333,333	0.25

Outstanding, December 31, 2012 and December 31, 2013	1,333,333	0.25

As at December 31, 2013 the following Broker Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
1,333,333	C$0.25	March 1, 2014

The following assumptions were used for the Black-Scholes valuation of the Broker Warrants issued during the year ended December 31, 2012:

Risk-free interest rate

1.12%

Expected life of warrants

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

- 98 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

11.

CAPITAL STOCK (cont’d…)

Warrants

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2011	–	–

Issued – Transaction warrants	6,188,688	$0.13
Issued – Financing warrants	13,333,333	C$0.25

Outstanding, December 31, 2012	19,522,021	C$0.21

Issued – Financing warrants	1,200,000	C$0.15

Outstanding, December 31, 2013	20,722,021	C$0.20

As at December 31, 2013 the following Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	March 1, 2017
13,333,333	C$0.25	March 1, 2014
1,200,000	C$0.15	December 6, 2015
20,722,021	C$0.20

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the year ended December 31, 2013:

Risk-free interest rate

1.10%

Expected life of warrants

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the year ended December 31, 2012:

Risk-free interest rate

1.12%

Expected life of warrants

2.0 / 5.0 years

Annualized volatility

125%

Dividend rate

0.00%

- 99 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

12.

STRATEGIC SALES PARTERNSHIP AGREEMENT

On May 30, 2012, the Company announced an agreement with VirKet S.A. de C.V. (“Virket”), a leading Mexican provider of digital marketing services, to establish an exclusive strategic partnership to offer mobile marketing services in Mexico. Under the strategic partnership arrangement, the Company licensed its “Mobilize Me” technology platform and provided mobile marketing services with VirKet in the Mexican market on an exclusive basis, and VirKet correspondingly used the Company as its exclusive provider of mobile marketing technology. The initial term of the arrangement was for one year with an option for VirKet to extend for a second year and a right-of-first refusal for an extended exclusive license beyond the initial two-year term, all subject to reaching certain business performance targets. The arrangement has not been extended beyond the initial term as business performance targets were not reached. The initial term expired on May 30, 2013. The Company had granted VirKet 3,333,333 warrants to purchase the Company’s common shares. These warrants have expired due to the initial term not being extended. The warrants were exercisable at a price of C$0.22 per share and vesting was subject to VirKet achieving certain agreed sales targets. The warrants also had a mandatory exercise clause if the Company’s stock price was equal to or greater than C$0.35 for ten continuous trading days, and any warrants so not exercised would immediately lapse. The Company had taken an approach of valuing the warrants using the binomial tree option pricing model taking into account the probability of the occurrence of the vesting condition and the mandatory exercise clause. The warrants were valued at $287,940 and the Company recognized the corresponding warrant expense over the first year of the agreement, of which $174,931 was recognized in 2012. The warrants expired before the vesting conditions related to certain performance targets were met, therefore the value of the warrants, previously recognized, was reversed by the Company in 2013.

Strategic Sales Partnership Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2011	–	–

Issued – Strategic sales partnership warrants	3,333,333	0.22

Outstanding, December 31, 2012	3,333,333	0.22

Expired	(3,333,333)	0.22

Outstanding, December 31, 2013	–	–

The following assumptions were used for the binomial tree valuation of the Strategic Sales Partnership Warrants issued during the year ended December 31, 2012:

Risk-free interest rate

1.15%

Expected life

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

- 100 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

13.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Year Ended December 31, 2013	Year Ended December 31, 2012

Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-

Transactions not involving cash:
Transaction shares issued	-	814,969
Receivables acquired	-	31,220
Deposits acquired	-	20,306
Accounts payable and accrued liabilities acquired	-	23,585
FV of warrants issued as part of Transaction – derivative liability	-	621,698
FV of financing warrants – derivative liability	40,265	608,430
FV of financing warrants – derivative liability	20,812	-
FV of broker warrants	-	112,357

14.

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, note receivable, HST receivable, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement and the derivative liability is valued using a level 3 fair value measurement.

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 213,178	$ 213,178	$ 651,173	$ 651,173
Fair value through profit and loss – liabilities	(61,077)	(61,077)	(1,230,128)	(1,230,128)
Loans and receivables	350,965	350,965	263,567	263,567
Other financial liabilities	(323,664)	(323,664)	(252,521)	(252,521)
	$ 179,402	$ 179,402	$ (567,909)	$ (567,909)

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SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

14.

FINANCIAL INSTRUMENTS (cont’d…)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, note receivable and HST receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers, HST due from the Government of Canada, a note receivable and accrued interest due from an unrelated company.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At December 31, 2013, the Company had $159,897 (2012 - $68,000) in amounts due from customers greater than 90 days and during fiscal 2013 recognized bad debt expense of $15,000 (2012 - $12,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $900.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, note receivable, HST receivable and accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2013, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk moderate. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $600.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

14.

FINANCIAL INSTRUMENTS (cont’d…)

b)

Foreign currency risk (cont’d…)

   The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2013	December 31, 2012

Cash and cash equivalents	C$ 106,780	C$ 297,103
Accounts receivable	428	7,148
Note receivable	-	50,000
HST receivable	6,067	11,320
Accounts payable and accrued liabilities	(51,943)	(37,016)

Total	C$ 61,332	C$ 328,555

c)

Marketable securities price risk

The Company is exposed to marketable securities price risk to the extent that the marketable securities held by the Company are subject to volatile fluctuations in market price. The marketable securities price risk on marketable securities is considered significant. A plus or minus $0.10 change in share price would affect profit or loss and comprehensive profit or loss by approximately $200.

Further, the Company is exposed to fluctuations in the fair value of the derivative liability due to fluctuations in the market price of its own stock. Assuming that the other input variables of the Black-Scholes valuation model stay the same, a plus or minus 1% change in the market price of the Company’s stock would cause an increase in value of $3,149 and a decrease in value of $3,082.

15.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity (deficiency). The Company has no debt obligations other than deferred revenue, due to related parties and accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

16.

QUALIFYING TRANSACTION

On March 1, 2012, the Company completed its Qualifying Transaction. The acquisition has been accounted for as a reverse takeover (“RTO”) whereby for accounting purposes Consumer Impulse is treated as the accounting parent company (legal subsidiary) and Snipp Interactive Inc. is treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Consumer Impulse is the deemed acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements and the assets and liabilities of Snipp Interactive Inc. at March 1, 2012 and the results of its operations after March 1, 2012 are included in these consolidated financial statements.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

16.

QUALIFYING TRANSACTION (cont’d…)

IFRS 2 applies to transactions where an entity grants equity instruments and cannot identify specifically some or all the goods or service received in return. Since the Company issued shares to Consumer Impulse with a value in excess of the assets received, IFRS 2 would indicate that the difference is recognized in comprehensive loss as a listing expense. The amount assigned to listing expense of $514,284 is the difference between the fair value of the consideration of $814,969 and the net identifiable assets of the accounting subsidiary of $304,492 acquired by the accounting parent and included in the consolidated statements of operations and comprehensive income (loss).

The fair value of the consideration is determined based on the percentage of ownership the legal parent’s shareholders have in the combined entity after the reverse takeover transaction. This represents the fair value of the shares that the accounting parent would have had to issue for the ratio of ownership interest in the combined entity to be the same, if the transaction had taken the legal form of Consumer Impulse acquiring 100% of the shares in Snipp Interactive Inc. The fair value of Snipp Interactive’s share capital before the reverse takeover was $2,030,600, which represents the $2,030,600 proceeds raised from the Financing. The percentage of ownership the legal parent’s shareholders had in the combined entity is 31.3% after the issue of 22,742,305 shares to Consumer Impulse shareholders and the issue of 400,000 finder’s fee shares.

The book value of the 6,188,688 warrants that were issued pursuant to the RTO was determined to be $404,796 using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 5 years. The remaining value of the consideration less the relative fair value of the warrants, totalling $410,173, was allocated to the 23,142,305 shares common shares issued (22,742,305 Transaction shares and 400,000 finder’s fee shares).

The fair value of the consideration deemed to have been paid to Snipp Interactive Inc. was estimated as follows:

Estimated fair value of 22,742,305 shares, 400,000 finder’s fee shares and 6,188,688 warrants deemed issued by Consumer Impulse to Snipp Interactive Inc. (formerly Alya Ventures Ltd.)	$814,969

Redemption value of 37,499,997 Series 1 preferred shares	3,807

Net assets of Snipp Interactive Inc. acquired (as indicated below)	(304,492)

Listing expense	$514,284

The listing expense of $514,284 is a non-cash expense item that represents the excess fair value associated with the shares issued on Closing of the Qualifying Transaction over the fair value of the net assets acquired by the accounting acquirer (legal subsidiary). Prior to Closing the net asset value of the Company was $304,492 (C$299,904). As a condition to closing of the Transaction, the Company also completed a private placement financing for gross proceeds of $2,030,600 (C$2,000,000). (Note 11)

The fair value of the net assets of the Company prior to Closing was as follows:

Cash and cash equivalents	$276,551
Receivables	31,220
Deposits	20,306
Accounts payable and accrued liabilities	(23,585)
$304,492

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SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

16.

QUALIFYING TRANSACTION (cont’d…)

The Company and Consumer Impulse structured the Transaction with the intention that it qualify as a “tax free reorganization” under §368(A)(1)(F) of the U.S. Tax Code, as a result of the Company being converted into a “domestic corporation” for the purposes of §368(a)(1)(F) of the U.S. Tax Code by virtue of the Consumer Impulse shareholders controlling 80% or more of the vote or value of the Company upon Closing. In order to qualify as a “tax free reorganization”, and as part of the Transaction, the Company issued to Consumer Impulse shareholders 37,499,997 Series 1 Preferred Shares so that such shareholders controlled at least 80% of the Company’s vote at Closing as defined under the U.S. Tax Code, and immediately following such time, the Company redeemed all of the Preferred Shares for $0.0001 per Preferred Share.

17.

INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and state statutory income tax rates to loss before income taxes.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2013	Year ended December 31, 2012

Net (income) loss before income taxes	$(75,597)	$2,237,889

Expected income tax recovery at
statutory rates	25,700	(760,880)

Effect on income taxes of:
Difference in foreign tax rates	(51,230)	93,440
Tax rate changes and adjustments	(36,910)	(46,290)
Non-deductible expenses	14,460	(3,320)
Change in tax benefits not recognized	47,980	717,050

Recorded in the consolidated statements of operations and comprehensive loss	$-	$-

The Company’s deferred tax assets are as follows:

	December 31, 2012	December 31, 2012

Deferred tax assets:
Marketable Securities	$3,870	$3,520
Equipment	7,530	3,370
Intangible assets	58,540	13,910
Derivative Liability	-	160,510
Share issuance and financing costs	247,840	332,830
Benefit of non-capital loss carry forwards	2,083,110	1,812,060

Unrecognized deferred tax assets	$2,400,890	$2,326,200

- 105 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2013

17.

INCOME TAXES   (cont’d…)

As at December 31, 2012, the Company has non-capital loss carry forwards of $1,491,43 in the U.S. and $1,093,200 in Canada available to reduce taxable income otherwise calculated in future years.  The Canadian non-capital loss carry forwards expire in 2033 and the U.S non-capital loss carry forwards expire between 2027 and 2033.

18.

SUBSEQUENT EVENTS

On January 24, 2014, the Company completed its second tranche of a non-brokered private placement financing of 6,350,000 units with a subscription price of C$0.10 per unit, for gross proceeds of $573,469 (C$635,000), which includes $17,159 received as of December 31, 2013. Each unit consists of one common share and one half-share financing warrant entitling the holder with each whole warrant to purchase one common share of the Company at an exercise price of C$0.15 per share within two years of the date of distribution.

On April 10, 2014, the Company granted 200,000 options to a newly appointed director. The options are fully vested and are exercisable at any time at a price of C$0.105 per common share and expire after five years.

On April 20, 2014, the Company granted 100,000 options to an employee. The options are fully vested and are exercisable at any time at a price of C$0.10 per common share and expire after five years.

On July 15, 2014, the Company announced the closing of an oversubscribed non-brokered private placement financing (the “Financing”) with insider participation. The Financing was comprised of 10.4 million units (“Units”) at a price of Cdn.$0.15 per Unit for gross proceeds of Cdn.$1,560,000. Each Unit consists of one common share (“Share”) and one share purchase warrant (“Warrant”), with each Warrant entitling the holder to purchase one Share at an exercise price of Usd.$0.20 for a period of three years from the date of distribution. The Company paid finder's fees of $118,800 in cash and issued 792,000 finder’s options (“Finder’s Options”) in connection with this Financing. Each Finder’s Option entitles the holder to purchase one Unit (“Finder’s Unit”) at an exercise price of Cdn.$0.15 for a period of three years from the date of distribution. Each Finder’s Unit will consist of one Share and one Warrant, with each Warrant entitling the holder to purchase one Share at an exercise price of Usd.$0.20 for a period of three years from the date of distribution. The Shares issued in the Financing and the Shares to be issued pursuant to the exercise of the Warrants are all subject to a hold period expiring on November 15, 2014.

On August 11, 2014, the Company granted 50,000 options to an employee. The options are fully vested and are exercisable at any time at a price of C$0.185 per common share and expire after five years.

On August 11, 2014, the Company conditionally granted 100,000 options to a consultant subject to receiving disinterested shareholder approval on a new fixed stock option plan. The options are to vest on October 12, 2014. The options are to be exercisable at a price of C$0.185 per common share and expire after five years.

On August 11, 2014, the Company conditionally granted 200,000 options to a consultant subject to receiving disinterested shareholder approval on a new fixed stock option plan. The options are to vest one eighth on November 11, 2014 and then in additional one eighth increments every three months thereafter until fully vested. The options are to be exercisable at a price of C$0.185 per common share and expire after five years.

On September 10, 2014, the Company conditionally granted 100,000 options to a consultant subject to receiving disinterested shareholder approval on a new fixed stock option plan. The options are to vest one eighth on September 11, 2014 and then in additional one eighth increments every three months thereafter until fully vested. The options are to be exercisable at a price of C$0.25 per common share and expire after five years.

- 106 -

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2014

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended June 30, 2014.

- 107 -

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
As at
	June 30, 2014	December 31, 2013

ASSETS

Current
Cash and cash equivalents (Note 3)	$310,909	$213,046
Accounts receivable, net of allowance for doubtful accounts of $15,000 (December 31, 2013 - $15,000)	496,145	345,261
HST receivable	8,706	5,704
Marketable securities (Note 5)	131	132
Deposits and prepaid expenses	13,077	25,287

	828,968	589,430

Equipment (Note 6)	16,981	16,198
Intangible assets (Note 7)	258,920	212,879

	$1,104,869	$818,507

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$227,651	$115,188
Due to related parties (Note 8)	216,843	208,476

	444,494	323,664

Derivative liability (Note 9)	259,018	61,077

	703,512	384,741

Shareholders’ equity
Common shares (Note 10)	2,022,915	1,897,817
Share subscriptions	-	17,159
Warrants (Note 10)	534,153	534,153
Contributed surplus	369,808	329,040
Deficit	(2,391,552)	(2,201,752)
Accumulated other comprehensive loss	(133,967)	(142,651)

	401,357	433,766

	$1,104,869	$818,507

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)

Approved and authorized by the Board of Directors on August 29, 2014.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

- 108 -

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars)
(Unaudited)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

REVENUE
Campaign revenue	$413,358	$207,196	$762,440	$381,527

EXPENSES
Salaries and compensation (Note 8)	364,408	253,363	719,495	512,053
General and administrative	33,136	22,819	61,995	45,707
Campaign infrastructure	104,896	34,970	138,130	71,487
Software development	31,430	18,115	58,254	36,159
Professional fees	6,164	2,756	36,587	33,408
Marketing and investor relations	7,161	19,691	27,964	62,898
Travel	21,638	16,255	37,216	23,397
Amortization of intangibles	16,532	10,020	31,011	18,271
Depreciation of equipment	1,348	1,227	2,607	2,454
Stock-based compensation (Note 10)	31,927	19,449	40,768	93,412
Strategic sales partnership compensation (Note 11)	-	41,024	-	113,009

	618,640	439,689	1,154,027	1,012,255

Net loss before interest income, foreign exchange, change in fair value of derivative liability	(205,282)	(232,493)	(391,587)	(630,728)

Interest income, foreign exchange, change in fair value of derivative liability
Interest income	451	1,061	1,216	2,721
Foreign exchange gain (loss)	(81,299)	55,229	(9,521)	86,878
Change in fair value of derivative liability (Note 9)	(112,364)	207,895	210,092	707,984

Net income (loss) for the period	(398,494)	31,692	(189,800)	166,855

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	85,603	(61,326)	8,684	(99,867)

Comprehensive income (loss) for the period	$(312,891)	$(29,634)	$(181,116)	$66,988

Basic and diluted income (loss) per common share	$(0.01)	$0.00	$(0.00)	$0.00

Weighted average number of common shares outstanding	58,802,638	48,052,638	57,995,732	48,052,638

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

- 109 -

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(Unaudited)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(398,494)	$31,692	$(189,800)	$166,855
Items not involving cash:
Amortization of intangibles	16,532	10,020	31,011	18,271
Depreciation of equipment	1,348	1,227	2,607	2,454
Stock-based compensation	31,927	19,449	40,768	93,412
Strategic sales partnership compensation	-	41,024	-	113,009
Change in fair value of derivative liability	112,364	(207,895)	(210,092)	(707,984)
Changes in non-cash working capital items:
Accounts receivable	104,945	(65,377)	(150,884)	(50,237)
HST receivable	(342)	(1,067)	(3,002)	(4,972)
Deposits and prepaid expenses	5,909	19,973	12,210	43,322
Deferred revenue	-	(14,950)	-	(37,476)
Accounts payable and accrued liabilities	115,297	(11,723)	112,463	(32,005)
Due to related parties	(38,003)	(2,439)	8,367	16,788

Net cash flows used in operating activities	(48,517)	(180,066)	(346,352)	(378,563)

CASH FLOWS FROM INVESTING ACTIVITIES
Note receivable	-	7,494	-	33,141
Marketable securities	(4)	17	1	28
Additions to equipment	(1,480)	-	(3,390)	-
Additions to intangible assets	(46,242)	(33,531)	(77,052)	(69,748)

Net cash flows used in investing activities	(47,726)	(26,020)	(80,441)	(36,579)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	-	-	573,469	-
Share issuance costs	-	-	(40,338)	-
Proceeds from share subscriptions	-	-	(17,159)	-

Net cash flows provided by financing activities	-	-	515,972	-

Effect of exchange rate changes	85,603	(61,326)	8,684	(99,867)

Change in cash for the period	(10,640)	(267,412)	97,863	(515,009)

Cash and cash equivalents, beginning of period	321,549	403,073	213,046	650,670

Cash and cash equivalents, end of period	$310,909	$135,661	$310,909	$135,661

Supplemental disclosure regarding cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

- 110 -

SNIPP INTERACTIVE INC.
STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
(Unaudited)
	Common Shares	Amount	Share Subscriptions	Warrants	Warrants - Strategic Sales Partnership	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2012	48,052,638	$ 1,547,304	$ -	$ 112,357	$ 174,931	$ 99,150	$ (21,965)	$ (2,277,349)	$ (365,572)
Stock-based compensation (Note 10)	-	-	-	-	-	93,412	-	-	93,412
Strategic sales partnership compensation	-	-	-	-	113,009	-	-	-	113,009
Cumulative translation adjustment	-	-	-	-	-	-	(99,867)	-	(99,867)
Net income for the period	-	-	-	-	-	-	-	166,855	166,855

Balance, June 30, 2013	48,052,638	1,547,304	-	112,357	287,940	192,562	(121,832)	(2,110,494)	(92,163)
Private placement shares issued	2,000,000	192,520	-	-	-	-	-	-	192,520
Private placement shares issued	2,400,000	225,216	-	-	-	-	-	-	225,216
Fair value of derivative liability
on 1,200,000 Financing warrants	-	(49,206)	-	-	-	-	-	-	(49,206)
Financing issuance costs	-	(18,017)	-	-	-	-	-	-	(18,017)
Share subscriptions	-	-	17,159	-	-	-	-	-	17,159
Stock-based compensation (Note 10)	-	-	-	-	-	136,478	-	-	136,478
Strategic sales partnership compensation	-	-	-	-	(287,940)	-	-	-	(287,940)
Fair value of amended transaction warrants	-	-	-	421,796	-	-	-	-	421,796
Cumulative translation adjustment	-	-	-	-	-	-	(20,819)	-	(20,819)
Net loss for the period	-	-	-	-	-	-	-	(91,258)	(91,258)

Balance, December 31, 2013	52,452,638	1,897,817	17,159	534,153	-	329,040	(142,651)	(2,201,752)	433,766
Share subscriptions	-	-	(17,159)	-	-	-	-	-	(17,159)
Private placement shares issued	6,350,000	573,469	-	-	-	-	-	-	573,469
Fair value of derivative liability
on 3,175,000 Financing warrants	-	(408,033)	-	-	-	-	-	-	(408,033)
Financing issuance costs	-	(40,338)	-	-	-	-	-	-	(40,338)
Stock-based compensation (Note 10)	-	-	-	-	-	40,768	-	-	40,768
Cumulative translation adjustment	-	-	-	-	-	-	8,684	-	8,684
Net income for the period	-	-	-	-	-	-	-	(189,800)	(189,800)

Balance, June 30, 2014	58,802,638	$ 2,022,915	$ -	$ 534,153	$ -	$ 369,808	$ (133,967)	$ (2,391,552)	$ 401,357

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

- 111 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

1.

NATURE AND CONTINUANCE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) (formerly Alya Ventures Ltd.) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. The principal business of the Company was to negotiate an acquisition or participation in a business subject to acceptance by regulatory authorities and, in certain cases, shareholder approval (the “Qualifying Transaction”).

On March 1, 2012, the Company completed its Qualifying Transaction (the “Transaction”) with Consumer Impulse, Inc. (“Consumer Impulse”) and a concurrent financing whereby the Company acquired all of the issued and outstanding securities of Consumer Impulse in exchange for the issuance of securities of the Company. For accounting purposes, this share exchange is treated as a reverse takeover with Consumer Impulse being the accounting acquirer and the go-forward financial statements reflect Consumer Impulse’s history from its inception on March 30, 2007 (Note 15). The fiscal year-end of the Company was changed to December 31 from March 31.

Consumer Impulse was incorporated under the laws of the State of Delaware on March 30, 2007 and its business is to provide a full suite of mobile marketing services in the US, Canada, Mexico and the Middle East. The business of Consumer Impulse has become the business of the Company. During the year ended December 31, 2013, Consumer Impulse changed its name to Snipp Interactive Inc.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the six months ended June 30, 2014, the Company recognized net loss of $189,800 and used cash of $346,352 in operating activities. During the six months ended June 30, 2014, the Company recognized net loss before interest income, foreign exchange, change in fair value of derivative liability, of $391,587. At June 30, 2014, the Company had working capital of $384,474 and a deficit of $2,391,552.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These condensed interim consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

The registered address, head office, principal address and records office of the Company are located at 6708 Tulip Hill Terrace, Bethesda, Maryland, 20816.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 29, 2014.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2013 as filed on SEDAR at www.sedar.com.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which is incorporated in Delaware, USA and Snipp Canada Inc., which is incorporated in Canada. All material inter-company balances and transactions have been eliminated.

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

Intangible assets

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Use of estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates (cont’d…)

i)

The recoverability of accounts receivable that are included in the condensed interim consolidated statements of financial position based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model or the Binomial Tree option pricing model.

iii)

The carrying value of intangible assets (capitalized software development) that are included in the condensed interim consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset.

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of both the Transaction warrants and Financing warrants, as defined and described in Note 10, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 9.

Revenue recognition

The Company provides a full suite of mobile marketing services in the US, Canada, Mexico and the Middle East, and generates revenue by designing, constructing, implementing and managing these mobile marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured.

Cash received in advance of services performed is recorded as deferred revenue.

Deferred taxes

Deferred taxes are recorded using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more probable than not that a deferred tax asset will be recovered, it does not recognize the asset.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of the legal subsidiary, Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), is the U.S. Dollar and the functional currency of its subsidiary, Snipp Canada Inc., is the Canadian Dollar.   The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The presentation currency of the Company’s condensed interim consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currencies (cont’d…)

average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period.   Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable, and note receivable, are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial liabilities (cont’d…)

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model or the Binomial Tree option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures.

In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements. The effective date for IFRS 9 has not yet been determined. Early adoption is permitted and the standard is required to be applied retrospectively. Management does not expect there to be a significant impact for the Company upon implementation of the issued standard.

- 117 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

3.

CASH AND CASH EQUIVALENTS

	June 30, 2014	December 31, 2013

Cash on deposit	$ 203,131	$ 123,727
Cashable Guaranteed Investment Certificates	107,778	89,319

Total	$ 310,909	$ 213,046

As at June 30, 2014 the Company held C$115,000 in a Cashable Guaranteed Investment Certificate (GIC). The terms of the GIC are as follows:

Investment	Amount Invested	Interest Rate	Maturity Date
GIC #1	C$115,000	P-1.80%	January 29, 2015

4.

ECONOMIC DEPENDENCE AND SEGMENTED INFORMATION

Significant customers

As at June 30, 2014, four customers accounted for 56% of accounts receivable. As at December 31, 2013, five customers accounted for 77% of accounts receivable. Four customers accounted for 56% of revenue for the three months ended June 30, 2014. Sales from four of these customers during the three months ended June 30, 2014 amounted to $72,500, $60,000, $52,000 and $40,000, which represented 18%, 15%, 13% and 10% of total revenue respectively. Two customers accounted for 52% of revenue for the six months ended June 30, 2014. Sales from these two customers during the six months ended June 30, 2013 amounted to $268,700 and $127,000, which represented 35%, and 17% of total revenue respectively.

Five customers accounted for 75% of revenue for the three months ended June 30, 2013. Sales from five of these customers during the three months ended June 30, 2013 amounted to $44,000, $35,500, $27,889, $25,000 and $23,480, which represented 21%, 17%, 13%, 12% and 11% of total revenue respectively. Two customers accounted for 49% of revenue for the six months ended June 30, 2013. Sales from these two customers during the six months ended June 30, 2013 amounted to $149,126 and $39,000, which represented 39%, and 10% of total revenue respectively.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing services in Canada, United States and internationally (Middle East and Mexico).  No significant non-current assets are held outside of the United States.

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

United States	$ 391,884	$ 150,700	$ 705,167	$ 310,151
International	21,474	55,519	57,273	55,519
Canada	-	977	-	15,857

Total	$ 413,358	$ 207,196	$ 762,440	$ 381,527

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

5.

MARKETABLE SECURITIES

During the year ended December 31, 2012, the Company advanced $50,255 (C$50,000) to an unrelated company by way of a non-convertible debenture that matured on September 20, 2012. This debenture was repaid to the Company with 12% annual interest and 2,000 common shares in the capital of the unrelated company. The 2,000 common shares are being held as marketable securities

6.

EQUIPMENT

June 30, 2014

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ -	$ -	$ 7,597	$ 2,726	$ 762	$ 3,488	$ 4,109
Computer Equipment	16,875	3,390	-	20,265	5,548	1,845	7,393	12,872

	$ 24,472	$ 3,390	$ -	$ 27,862	$ 8,274	$ 2,607	$ 10,881	$ 16,981

December 31, 2013

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ -	$ -	$ 7,597	$ 1,202	$ 1,524	$ 2,726	$ 4,871
Computer Equipment	16,875	-	-	16,875	2,164	3,384	5,548	11,327

	$ 24,472	$ -	$ -	$ 24,472	$ 3,366	$ 4,908	$ 8,274	$ 16,198

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

7.

INTANGIBLE ASSETS

June 30, 2014

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 269,605	$ 77,052	$ -	$ 346,657	$ 56,726	$ 31,011	$ 87,737	$ 258,920

	$ 269,605	$ 77,052	$ -	$ 346,657	$ 56,726	$ 31,011	$ 87,737	$ 258,920

December 31, 2013

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 141,090	$ 128,515	$ -	$ 269,605	$ 13,905	$ 42,821	$ 56,726	$ 212,879

	$ 141,090	$ 128,515	$ -	$ 269,605	$ 13,905	$ 42,821	$ 56,726	$ 212,879

8.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2014, and 2013 are salaries and compensation of $144,506 and $155,306, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2014, and 2013 are salaries and compensation of $388,911 and $315,566, respectively, charged by officers and key management personnel of the Company.

At June 30, 2014, $120,508 (December 31, 2013 – $97,473) was due to a director, $65,295 (December 31, 2013 – $78,504) was due to an officer and director, $11,662 (December 31, 2013 – $11,965) was due to an officer, $14,273 (December 31, 2013 – $20,534) was due to an officer and $5,105 (December 31, 2013 - $0) was due to an officer. The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

The remuneration of officers and other members of key management personnel during the three and six months ended June 30, 2014, and 2013 are as follows:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

Salaries and compensation	$ 144,506	$ 155,306	$ 388,911	$ 315,566
Total	$ 144,506	$ 155,306	$ 388,911	$ 315,566

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

9.

DERIVATIVE LIABILITY

The derivative liability represents the Black-Scholes valuation of the Company’s warrants that are subject to currency fluctuation as the exercise price of the Company’s warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss. The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument.

	Transaction warrants	Financing warrants	Total

Balance, December 31, 2011	$-	$-	$-
Fair value of warrants issued	404,796	677,682	1,082,478
Change in fair value	216,902	(69,252)	147,650
Balance, December 31, 2012	621,698	608,430	1,230,128
Change in fair value	(199,902)	(596,559)	(796,461)
Allocation to equity on amended warrant terms	(421,796)	-	(421,796)
Fair value of warrants issued	-	49,206	49,206
Balance, December 31, 2013	$-	$61,077	$61,077
Fair value of warrants issued	-	408,033	408,033
Change in fair value		(210,092)	(210,092)
Balance, June 30, 2014	$-	$259,018	$259,018

On December 18, 2013, the Company received TSX Venture Exchange approval to change the exercise currency of the Transaction warrants from C$ to $ resulting in the elimination of the corresponding derivative liability associated with these Transaction warrants. The fair value of the Transaction warrants on the amendment date was reallocated to equity with the difference recognized through profit and loss.

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at June 30, 2014:

Financing warrants (1)

Financing warrants (2)

Risk-free interest rate

1.09%

1.09%

Expected life of warrants

1.44 years

1.57 years

Annualized volatility

125%

125%

Dividend rate

0.00%

0.00%

(1) 1,200,000 financing warrants issued on December 6, 2013

(2) 3,175,000 financing warrants issued on January 24, 2014

- 121 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

10.

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

Prior to the closing of the Transaction (the “Closing”), the Company had 10,550,000 common shares outstanding and Consumer Impulse had 1,998,020 common shares and 700,000 Series A preferred shares outstanding. On Closing the common and preferred shares of Consumer Impulse were eliminated and the Company’s 10,550,000 common shares were deemed to have been issued as part of the accounting for the Transaction.

On Closing the Company acquired all of the issued and outstanding Consumer Impulse shares in exchange for the issuance of the Company’s 22,742,305 common shares, 6,188,688 warrants and 37,499,997 Series 1 preferred shares. The 37,499,997 Series 1 preferred shares were immediately redeemed after Closing for an aggregate of $3,807. Pursuant to a finder’s fee agreement the Company also issued 400,000 shares on Closing. The 6,188,688 warrants can be exercised into 6,188,688 common shares at an exercise price of C$0.13 per common share for a period of five years from Closing. The initial fair value of these warrants was determined to be $404,796 (note 10) using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 5 years. The remaining value of $410,173 remained as common shares issued.

As a condition to Closing, the Company completed a private placement (the “Financing”) of 13,333,333 units with a subscription price of C$0.15 per unit, for gross proceeds of $2,030,600 (C$2,000,000). Each unit consisted of one common share and one financing warrant entitling the holder to purchase one common share of the Company at an exercise price of C$0.22 per share within one year of Closing and an exercise price of C$0.27 per share within two years of Closing, with such financing warrant expiring two years after the Closing. The initial fair value of the 13,333,333 warrants that were issued pursuant to the Financing was determined to be $677,682 using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 2 years. The remaining value of $1,029,976 was allocated to the 13,333,333 financing shares issued. In connection with the Financing, the Company paid to the Agent, a corporate finance fee of $20,306, $142,142 in commissions (7% of gross proceeds), and issued 1,333,333 broker warrants (10% of the securities sold in the Financing) valued at $112,357 using the Black-Scholes model. The broker warrants are exercisable on the same terms as the financing warrants. The Company also paid legal fees of $48,137 associated with the Financing included in financing issue costs.

On August 21, 2013, the Company completed a non-brokered private placement financing of 2,000,000 common shares at a price of C$0.10 per common share for gross proceeds of $192,520 (C$200,000).

On December 6, 2013, the Company completed its first tranche of a non-brokered private placement financing of 2,400,000 units with a subscription price of C$0.10 per unit, for gross proceeds of $225,216 (C$240,000). Each unit consisted of one common share and one half-share financing warrant entitling the holder of each whole warrant to purchase one common share of the Company at an exercise price of C$0.15 per share within two years of the date of distribution. The Company paid finder’s fees of $18,017 (C$19,200) for the first tranche.

On January 24, 2014, the Company completed its second tranche of a non-brokered private placement financing of 6,350,000 units with a subscription price of C$0.10 per unit, for gross proceeds of $573,469 (C$635,000). Each unit consisted of one common share and one half-share financing warrant entitling the holder of each whole warrant to purchase one common share of the Company at an exercise price of C$0.15 per share within two years of the date of distribution. The Company paid finder’s fees of $36,124 (C$40,000) and filing fees of $4,214 for the second tranche.

- 122 -

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

10.

CAPITAL STOCK (cont’d…)

Escrow shares

On March 20, 2010, the Company issued 4,500,000 common shares at a price of $0.05 per common share for total proceeds of $225,000. An additional 23,142,305 common shares were issued for the Transaction with Consumer Impulse. These common shares were held in escrow and are being released pro-rata to the shareholders as to 10% of the escrow shares upon issuance of notice of final acceptance of the Qualifying Transaction by the TSX Venture Exchange and as to the remainder in six equal tranches of 15% every six months thereafter for a period of 36 months. These escrow shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities. On March 8, 2012, 2,764,231 shares were released from escrow, on September 5, 2012, 4,146,345 shares were released from escrow, on March 4, 2013, 4,146,845 shares were released from escrow, on September 5, 2013, 4,146,845 shares were released from escrow and on March 4, 2014, 4,145,345 shares were released from escrow. The balance of shares remaining in escrow is 8,292,694 as of June 30, 2014 (December 31, 2013 – 12,438,039).

Stock options

On December 12, 2013, disinterested shareholders approved and the Company adopted a new fixed number incentive stock option plan (the “2013 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2013 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 10,010,527 shares, being 20% of the Company’s issued and outstanding shares as at November 12, 2013. Such Options will be exercisable for a period of up to 10 years from the date of grant.  Vesting terms are determined at the time of grant by the Committee. As per the TSX-V, the 6,188,688 Transaction warrants that were issued on Closing of the Company’s Qualifying Transaction, have been treated akin to stock options and are included with the Company’s outstanding stock options for the purposes of being subject to the prescribed limit of the Company’s Option Plan. In fiscal 2013, the Company recognized stock based compensation expense of $229,890 corresponding to 2,310,000 fully vested stock options that were granted during the year ended December 31, 2013. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2013 (Risk-free interest rate: 1.40%/1.26%/1.55%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). In fiscal 2012, the Company recognized stock based compensation expense of $99,150 corresponding to 1,927,175 stock options that were granted during the year ended December 31, 2012. Of the 1,927,175 options granted, 982,175 were fully vested and 945,000 vested over a three year period beginning from the grant date. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2012 (Risk-free interest rate: 1.15%/1.31%; expected life of option: 1.0/5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012	2,349,175	0.16

Cancelled	(197,500)	0.18
Expired	(982,175)	0.15
Granted	2,310,000	0.11

Outstanding, December 31, 2013	3,479,500	0.13

Granted	300,000	0.11

Outstanding, June 30, 2014	3,779,500	0.13

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

10.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

As at June 30, 2014, the following Options are outstanding and exercisable:

Number of Options Outstanding at June 30, 2014	Number of Options Exercisable at June 30, 2014	Exercise Price	Expiry Date
422,000	422,000	C$0.10	August 25, 2015
780,000	260,000	C$0.19	August 27, 2017
100,000	100,000	C$0.10	February 15, 2018
777,500	777,500	C$0.10	February 25, 2018
100,000	100,000	C$0.10	July 15, 2018
1,300,000	1,300,000	C$0.12	December 18, 2018
200,000	200,000	C$0.105	December 18, 2018
100,000	100,000	C$0.10	December 18, 2018
3,779,500	3,259,500

Broker Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013	1,333,333	0.25

Expired	(1,333,333)	0.25

Outstanding, June 30, 2014	–	–

Warrants

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2012	19,522,021	C$0.21

Issued – Financing warrants	1,200,000	C$0.15

Outstanding, December 31, 2013	20,722,021	C$0.20

Issued – Financing warrants	3,175,000	C$0.15
Expired – Financing warrants	(13,333,333)	C$0.25

Outstanding, June 30, 2014	10,563,688	C$0.14

As at June 30, 2014 the following Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	March 1, 2017
1,200,000	C$0.15	December 6, 2015
3,175,000	C$0.15	January 24, 2016
10,563,688	C$0.14

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

10.

CAPITAL STOCK (cont’d…)

Warrants (cont’d…)

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the period ended June 30, 2014:

Risk-free interest rate

0.98%

Expected life of warrants

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the year ended December 31, 2013:

Risk-free interest rate

1.10%

Expected life of warrants

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

11.

STRATEGIC SALES PARTERNSHIP AGREEMENT

On May 30, 2012, the Company announced an agreement with VirKet S.A. de C.V. (“Virket”), a leading Mexican provider of digital marketing services, to establish an exclusive strategic partnership to offer mobile marketing services in Mexico. Under the strategic partnership arrangement, the Company licensed its “Mobilize Me” technology platform and provided mobile marketing services with VirKet in the Mexican market on an exclusive basis, and VirKet correspondingly used the Company as its exclusive provider of mobile marketing technology. The initial term of the arrangement was for one year with an option for VirKet to extend for a second year and a right-of-first refusal for an extended exclusive license beyond the initial two-year term, all subject to reaching certain business performance targets. The arrangement has not been extended beyond the initial term as business performance targets were not reached. The initial term expired on May 30, 2013. The Company had granted VirKet 3,333,333 warrants to purchase the Company’s common shares. These warrants have expired due to the initial term not being extended. The warrants were exercisable at a price of C$0.22 per share and vesting was subject to VirKet achieving certain agreed sales targets. The warrants also had a mandatory exercise clause if the Company’s stock price was equal to or greater than C$0.35 for ten continuous trading days, and any warrants so not exercised would immediately lapse. The Company had taken an approach of valuing the warrants using the binomial tree option pricing model taking into account the probability of the occurrence of the vesting condition and the mandatory exercise clause. The warrants were valued at $287,940 and the Company recognized the corresponding warrant expense over the first year of the agreement, of which $174,931 was recognized in 2012. The warrants expired before the vesting conditions related to certain performance targets were met, therefore the value of the warrants, previously recognized, was reversed by the Company in 2013.

Strategic Sales Partnership Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2011	–	–

Issued – Strategic sales partnership warrants	3,333,333	0.22

Outstanding, December 31, 2012	3,333,333	0.22

Expired	(3,333,333)	0.22

Outstanding, December 31, 2013 and June 30, 2014	–	–

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

12.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	-	-

Transactions not involving cash:
FV of warrants issued as part of Transaction – derivative liability	-	387,313
FV of financing warrants – derivative liability	-	134,831
FV of financing warrants – derivative liability	26,509	-
FV of financing warrants – derivative liability	232,509	-

13.

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, note receivable, HST receivable, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement and the derivative liability is valued using a level 3 fair value measurement.

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 311,040	$ 311,040	$ 213,178	$ 213,178
Fair value through profit and loss – liabilities	(259,018)	(259,018)	(61,077)	(61,077)
Loans and receivables	504,851	504,851	350,965	350,965
Other financial liabilities	(444,494)	(444,494)	(323,664)	(323,664)
	$ 112,379	$ 112,379	$ 179,402	$ 179,402

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

13.

FINANCIAL INSTRUMENTS (cont’d…)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, note receivable and HST receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers, HST due from the Government of Canada, a note receivable and accrued interest due from an unrelated company.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At June 30, 2014, the Company had $212,118 (December 31, 2013 - $159,897) in amounts due from customers greater than 90 days and during fiscal 2013 recognized bad debt expense of $15,000 (fiscal 2012 - $12,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $1,150.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, note receivable, HST receivable and accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2014, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk moderate. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $734.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

13.

FINANCIAL INSTRUMENTS (cont’d…)

c)

Foreign currency risk (cont’d…)

   The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2014		December 31, 2013

Cash and cash equivalents	C$	127,145	C$	106,780
Accounts receivable		562		428
HST receivable		9,290		6,067
Accounts payable and accrued liabilities		(63,565)		(51,943)

Total	C$	73,432	C$	61,332

d)

Marketable securities price risk

The Company is exposed to marketable securities price risk to the extent that the marketable securities held by the Company are subject to volatile fluctuations in market price. The marketable securities price risk on marketable securities is considered significant. A plus or minus $0.10 change in share price would affect profit or loss and comprehensive profit or loss by approximately $200.

Further, the Company is exposed to fluctuations in the fair value of the derivative liability due to fluctuations in the market price of its own stock. Assuming that the other input variables of the Black-Scholes valuation model stay the same, a plus or minus 1% change in the market price of the Company’s stock would cause an increase in value of $3,757 and a decrease in value of $3,749.

14.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity (deficiency). The Company has no debt obligations other than deferred revenue, due to related parties and accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

15.

QUALIFYING TRANSACTION

On March 1, 2012, the Company completed its Qualifying Transaction. The acquisition has been accounted for as a reverse takeover (“RTO”) whereby for accounting purposes Consumer Impulse is treated as the accounting parent company (legal subsidiary) and Snipp Interactive Inc. is treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Consumer Impulse is the deemed acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements and the assets and liabilities of Snipp Interactive Inc. at March 1, 2012 and the results of its operations after March 1, 2012 are included in these consolidated financial statements.

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

15.

QUALIFYING TRANSACTION (cont’d…)

IFRS 2 applies to transactions where an entity grants equity instruments and cannot identify specifically some or all the goods or service received in return. Since the Company issued shares to Consumer Impulse with a value in excess of the assets received, IFRS 2 would indicate that the difference is recognized in comprehensive loss as a listing expense. The amount assigned to listing expense of $514,284 is the difference between the fair value of the consideration of $814,969 and the net identifiable assets of the accounting subsidiary of $304,492 acquired by the accounting parent and included in the consolidated statements of operations and comprehensive income (loss).

The fair value of the consideration is determined based on the percentage of ownership the legal parent’s shareholders have in the combined entity after the reverse takeover transaction. This represents the fair value of the shares that the accounting parent would have had to issue for the ratio of ownership interest in the combined entity to be the same, if the transaction had taken the legal form of Consumer Impulse acquiring 100% of the shares in Snipp Interactive Inc. The fair value of Snipp Interactive’s share capital before the reverse takeover was $2,030,600, which represents the $2,030,600 proceeds raised from the Financing. The percentage of ownership the legal parent’s shareholders had in the combined entity is 31.3% after the issue of 22,742,305 shares to Consumer Impulse shareholders and the issue of 400,000 finder’s fee shares.

The book value of the 6,188,688 warrants that were issued pursuant to the RTO was determined to be $404,796 using a relative fair value method based on the estimated fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 125%, risk-free interest rate of 1.12% and an expected life of 5 years. The remaining value of the consideration less the relative fair value of the warrants, totalling $410,173, was allocated to the 23,142,305 shares common shares issued (22,742,305 Transaction shares and 400,000 finder’s fee shares).

The fair value of the consideration deemed to have been paid to Snipp Interactive Inc. was estimated as follows:

Estimated fair value of 22,742,305 shares, 400,000 finder’s fee shares and 6,188,688 warrants deemed issued by Consumer Impulse to Snipp Interactive Inc. (formerly Alya Ventures Ltd.)	$814,969

Redemption value of 37,499,997 Series 1 preferred shares	3,807

Net assets of Snipp Interactive Inc. acquired (as indicated below)	(304,492)

Listing expense	$514,284

The listing expense of $514,284 is a non-cash expense item that represents the excess fair value associated with the shares issued on Closing of the Qualifying Transaction over the fair value of the net assets acquired by the accounting acquirer (legal subsidiary). Prior to Closing the net asset value of the Company was $304,492 (C$299,904). As a condition to closing of the Transaction, the Company also completed a private placement financing for gross proceeds of $2,030,600 (C$2,000,000). (Note 11)

The fair value of the net assets of the Company prior to Closing was as follows:

Cash and cash equivalents	$276,551
Receivables	31,220
Deposits	20,306
Accounts payable and accrued liabilities	(23,585)
$304,492

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SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

June 30, 2014

15.

QUALIFYING TRANSACTION (cont’d…)

The Company and Consumer Impulse structured the Transaction with the intention that it qualify as a “tax free reorganization” under §368(A)(1)(F) of the U.S. Tax Code, as a result of the Company being converted into a “domestic corporation” for the purposes of §368(a)(1)(F) of the U.S. Tax Code by virtue of the Consumer Impulse shareholders controlling 80% or more of the vote or value of the Company upon Closing. In order to qualify as a “tax free reorganization”, and as part of the Transaction, the Company issued to Consumer Impulse shareholders 37,499,997 Series 1 Preferred Shares so that such shareholders controlled at least 80% of the Company’s vote at Closing as defined under the U.S. Tax Code, and immediately following such time, the Company redeemed all of the Preferred Shares for $0.0001 per Preferred Share.

16.

SUBSEQUENT EVENTS

On July 15, 2014, the Company announced the closing of an oversubscribed non-brokered private placement financing (the “Financing”) with insider participation. The Financing was comprised of 10.4 million units (“Units”) at a price of Cdn.$0.15 per Unit for gross proceeds of Cdn.$1,560,000. Each Unit consists of one common share (“Share”) and one share purchase warrant (“Warrant”), with each Warrant entitling the holder to purchase one Share at an exercise price of Usd.$0.20 for a period of three years from the date of distribution. The Company paid finder's fees of $118,800 in cash and issued 792,000 finder’s options (“Finder’s Options”) in connection with this Financing. Each Finder’s Option entitles the holder to purchase one Unit (“Finder’s Unit”) at an exercise price of Cdn.$0.15 for a period of three years from the date of distribution. Each Finder’s Unit will consist of one Share and one Warrant, with each Warrant entitling the holder to purchase one Share at an exercise price of Usd.$0.20 for a period of three years from the date of distribution. The Shares issued in the Financing and the Shares to be issued pursuant to the exercise of the Warrants are all subject to a hold period expiring on November 15, 2014.

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Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

Registrant

Dated: February 23, 2015	Signed: /s/ “Atul Sabharwal”
Atul Sabharwal President and CEO

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